3/8



05006309


# 82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Sekisui House Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS



FILE NO. 82- 5189 FISCAL YEAR 1-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | | | |
|---|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S | (ANNUAL REPORT) | ☑ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL | (OTHER) | ☐ |
| DEF 14A | (PROXY) | ☐ | | | |

OICF/BY: [signature]

DAT : 3/8/05


SEKISUI HOUSE

**SEKISUI HOUSE, LTD.**
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

Exemption No. 82-5129



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**Report of Foreign Private Issuer**
Pursuant to Rule 12g3-2(b)
the Securities Exchange Act of 1934

1-31-05
AR/S

Report on Disclosure of Information of SEKISUI HOUSE, LTD.

SEKISUI HOUSE, LTD.
(Translation of registrant's name into English)

Tower East Umeda Sky Building
1-88 Oyodonoka 1-chome, Kita-ku, Osaka 531-0076, Japan
(Address of principal executive offices)


SEKISUI HOUSE

**SEKISUI HOUSE, LTD.**
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sekisui House Ltd.
(Registrant)

March 1, 2005

By: [signature]
Kenichi Moriuchi
Managing Executive Officer &
General Manager of Legal Department

Exemption No.82-5129

March 1, 2005

**Sekisui House, Ltd.**
President & Representative Director
Isami Wada

# Notice of Resolution of the Meeting of the Board of Directors in regard to the 54th Ordinary General Meeting of Shareholders

We are pleased to inform you that the following was resolved at the meeting of the Board of Directors held today in regard to Convocation of the 54th Ordinary General Meeting of Shareholders.
We will forward the notice of convocation of the said General Meeting to the shareholders in early April, 2005. And so please be informed as follows.

**1. Record Date:** January 31, 2005

**2. Date and Time of the Meeting:** 10:00 a.m., Wednesday, April 27, 2005

**3. Place of the Meeting:** Umeda Stella Hall
3F, Tower West, Umeda Sky Building
1-30, Oyodonaka 1-chome, Kita-ku, Osaka

**4. Agenda:**

**Items for reporting:**

1. Reports on the Business Report, Consolidated Balance Sheet and Statement of Income, and Non-consolidated Balance Sheet and Statement of Income for the 54th fiscal year ended January 31, 2005(February 1, 2004 - January 31, 2005)
2. Report on the results of an audit conducted by the accounting auditor and the board of corporate auditors with respect to the consolidated financial statements for the 54th fiscal year ended January 31, 2005

**Propositions to be tabled:**

**No.1** Proposal for appropriation of retained earnings for the fiscal year ended January 31, 2005
(Contents -Summary) Dividend: 9 yen per share (in cash)

**No.2** Proposal for changes to the Articles of Incorporation
(Contents -Summary) About the Method of Public Notice

**No.3** Proposal for election of a Corporate Auditor

# Sekisui House, Ltd.

# SUMMARY OF FINANCIAL STATEMENTS

## February 1, 2004 January 31, 2005

*Note : This document contains forward-looking statements based on a number of assumptions and beliefs in light of the information currently available to management and is subject to significant risks and uncertainties. Actual financial results may differ materially depending on a number of factors including, adverse economic conditions, adverse legislative and regulatory developments, delay in new product launches, and pricing and product initiatives of competitors*

# SUMMARY OF FINANCIAL STATEMENTS (Consolidated)

**February 1, 2004 January 31, 2005**

**Sekisui House, Ltd.** — **March 1, 2005**

| | | | |
|---|---|---|---|
| Stock Code: 1928 | Head office: Osaka, Japan | Listed exchanges: | Tokyo, Osaka, Nagoya (First Section) |
| http://www.sekisuihouse.co.jp | | Telephone: | +816 6440 3111 |
| President & Representative Director: | Isami Wada | Inquiries: | PR Department |
| Date of the meeting of the board of directors: | March 1, 2005 | | Associate Officer: Hidehiro Yamaguchi |
| U.S. GAAP Accounting Principles: | Not adopted | | |

## 1. Business Results

*Please note that numbers less than a million yen are rounded down.

### 1) Consolidated Business Results

| | *Millions of yen* | | | |
|---|---|---|---|---|
| | Feb. 1, 2004 Jan. 31, 2005 | | Feb. 1, 2003 Jan. 31, 2004 | |
| | | Change % | | Change % |
| Net sales | 1,372,243 | 3.5 | 1,326,039 | 2.0 |
| Operating income | 76,638 | (4.6) | 80,333 | 10.4 |
| Recurring income | 77,316 | (2.2) | 79,062 | 14.3 |
| Net income | 23,659 | (37.3) | 37,761 | 9.3 |
| Net income per share (yen) | 33.80 | | 53.30 | |
| Fully diluted net income per share (yen) | — | | 51.39 | |
| Return on equity (%) | 3.5% | | 5.7% | |
| Return on assets (%) | 6.7% | | 6.5% | |
| Recurring income margin (%) | 5.6% | | 6.0% | |

(1) Gain (loss) from investments in subsidiaries and affiliates accounted for by the equity
Year ended January 31, 2005 (107) million yen Year ended January 31, 2004 (53) million yen

(2) Average number of outstanding shares (consolidated) during the period:
Year ended January 31, 2005 686,079,543 shares Year ended January 31, 2004 700,908,935 shares

(3) Changes to accounting principles: Yes

(4) Percentages for net sales, operating income, recurring income, and net income represent year-on-year changes.

### 2) Consolidated Financial Position

| | *Millions of yen* | |
|---|---|---|
| | Feb. 1, 2004 Jan. 31, 2005 | Feb. 1, 2003 Jan. 31, 2004 |
| Total assets | 1,140,231 | 1,181,012 |
| Shareholders equity | 666,475 | 667,964 |
| Equity ratio (%) | 58.5% | 56.6% |
| Shareholders equity per share (yen) | 979.40 | 959.96 |

(1) Outstanding shares (consolidated) at the end of January 31, 2005 680,010,723 shares

(2) Outstanding shares (consolidated) at the end of January 31, 2004 695,408,643 shares

### 3) Consolidated Cash Flows

| | *Millions of yen* | |
|---|---|---|
| | Feb. 1, 2004 Jan. 31, 2005 | Feb. 1, 2003 Jan. 31, 2004 |
| Net cash provided by operating activities | 50,992 | 98,460 |
| Net cash used in investing activities | (32,507) | 51,721 |
| Net cash used in financing activities | (61,141) | (115,395) |
| Cash and cash equivalents at end of period | 179,712 | 222,275 |

### 4) Consolidated subsidiaries and affiliates accounted for by the equity method

| | |
|---|---|
| Number of consolidated subsidiaries | 93 |
| Number of non-consolidated subsidiaries accounted for by the equity method | — |
| Number of affiliates accounted for by the equity method | 4 |

### 5) Changes in the scope of consolidation and companies accounted for by the equity method

| | | | | |
|---|---|---|---|---|
| Consolidated subsidiaries | (Newly included) | 1 | (Excluded) | 5 |
| Companies accounted for by the equity method | (Newly included) | 1 | (Excluded) | — |

## 2. Consolidated Results Forecast for the Year Ending January 31, 2006

| | *Millions of yen* | | | |
|---|---|---|---|---|
| | Net Sales | Recurring income | Net income | Net income per share (yen) |
| Interim | 725,000 | 37,000 | 18,000 | — |
| Full year | 1,490,000 | 80,000 | 41,500 | 58.70 |

# Appendix 1: Results Summary

**Full year results summary for the year ended January 31, 2005**

*Millions of yen*

| **Consolidated** | Results for year to Jan. 2004 | Previous forecast for year to Jan. 2005 | Results for year to Jan. 2005 | YOY Change (%) | Forecast for year to Jan. 2006 | YOY Change (%) |
|---|---|---|---|---|---|---|
| Net sales | 1,326,039 | 1,370,000 | 1,372,243 | 103.5 | 1,490,000 | 108.6 |
| Gross profit | 270,050 | 274,000 | 273,723 | 101.4 | 294,000 | 107.4 |
| SG&A expenses | 189,716 | 196,000 | 197,085 | 103.9 | 214,000 | 108.6 |
| Operating income | 80,333 | 78,000 | 76,638 | 95.4 | 80,000 | 104.4 |
| Recurring income | 79,062 | 78,000 | 77,316 | 97.8 | 80,000 | 103.5 |
| Extraordinary income (loss) | (4,089) | (20,372) | (25,111) | — | (1,200) | — |
| Net income | 37,761 | 26,000 | 23,659 | 62.7 | 41,500 | 175.4 |
| Total orders | * | * | 1,341,370 | — | 1,516,000 | 113.0 |
| Accumulated orders | 604,830 | — | 573,957 | 94.9 | 599,956 | 104.5 |

| **Non-consolidated** | Results for year to Jan. 2004 | Previous forecast for year to Jan. 2005 | Results for year to Jan. 2005 | YOY Change (%) | Forecast for year to Jan. 2006 | YOY Change (%) |
|---|---|---|---|---|---|---|
| Net sales | 1,055,027 | 1,090,000 | 1,086,179 | 103.0 | 1,140,000 | 105.0 |
| Gross profit | 225,737 | 229,000 | 226,157 | 100.2 | 234,000 | 103.5 |
| SG&A expenses | 159,869 | 165,000 | 165,267 | 103.4 | 172,000 | 104.1 |
| Operating income | 65,868 | 64,000 | 60,889 | 92.4 | 62,000 | 101.8 |
| Recurring income | 65,554 | 65,000 | 62,439 | 95.2 | 63,000 | 100.9 |
| Extraordinary income (loss) | (3,563) | (14,342) | (20,740) | — | (1,200) | — |
| Net income | 33,580 | 23,500 | 19,492 | 58.0 | 33,500 | 171.9 |
| Total orders | 1,012,166 | 1,100,000 | 1,049,730 | 103.7 | 1,160,000 | 110.5 |
| Accumulated orders | 607,686 | 617,686 | 571,236 | 94.0 | 585,070 | 102.4 |

* Orders were previously recorded only on a non-consolidated basis, but are now also recorded on a consolidated basis. Accordingly, the Company does not show any consolidated orders for the previous fiscal year.

**Key management indicators**

| **Consolidated** | Year to Jan. 2001 | Year to Jan. 2002 | Year to Jan. 2003 | Year to Jan. 2004 | Year to Jan. 2005 |
|---|---|---|---|---|---|
| Net income per share (yen) | 35.03 | (125.11) | 48.71 | 53.30 | 33.80 |
| Shareholders equity per share (yen) | 1,027.71 | 883.16 | 911.01 | 959.96 | 979.40 |
| Operating profit margin (%) | 7.04% | 5.72% | 5.59% | 6.06% | 5.58% |
| ROE (%) | 3.44% | (13.21)% | 5.43% | 5.75% | 3.55% |
| ROA (%) *1 | 6.90% | 5.65% | 5.90% | 6.79% | 6.84% |

| | | | | | |
|---|---|---|---|---|---|
| R & D expenditures (millions yen) | 7,743 | 7,553 | 5,523 | 5,259 | 5,793 |
| Investment in plant and equipment (Consolidated) | 13,968 | 16,003 | 19,302 | 16,695 | 36,225 |
| Investment in plant and equipment (Non-consolidated) | 8,430 | 10,545 | 14,296 | 9,374 | 27,488 |
| Depreciation expense (Consolidated) (millions yen) | 13,693 | 13,085 | 11,882 | 11,298 | 11,553 |
| Depreciation expense (Non-consolidated) (millions yen) | 11,675 | 11,186 | 9,951 | 9,362 | 9,424 |
| Housing construction share*2 | 5.0% | 5.2% | 5.0% | 5.0% | 4.7% |
| Referred order rate*3 | 59.3% | 62.2% | 63.4% | 53.8% | 49.4% |
| Average house price (1,000 yen) | 30,620 | 30,724 | 29,605 | 29,697 | 29,336 |
| Sekiwa Real Estate participation rate *4 | 59.9% | 69.5% | 72.8% | 75.4% | 76.5% |
| Occupancy rate of leasing units | 96.2% | 95.7% | 95.6% | 95.0% | 94.9% |
| Display home locations (end of period) | 632 | 653 | 602 | 561 | 551 |

*1 ROA: Return on Assets = (Operating profit + interest received) / Total assets
*2 Sekisui House housing starts / total nationwide housing starts (calendar year)
*3 Referred orders / total orders
*4 Percentage of *Sha Maison* (rental housing) projects in which leasing and administration is contracted to Sekiwa Real Estate group companies

## Appendix 2-1: Segment Breakdown

**Consolidated**

| Results for year ended Jan.2005 | Orders | | Sales | | | | Accumulated orders | |
|---|---|---|---|---|---|---|---|---|
| | *Millions of yen* | % | *Millions of yen* | % | Gross profit ratio | Operating margin | *Millions of yen* | % |
| Built to Order Housing | 675,571 | 50.4 | 708,539 | 51.6 | 25.4 | 11.6 | 412,502 | 71.9 |
| Real Estate for Sales | 260,718 | 19.4 | 273,455 | 19.9 | 15.8 | 4.5 | 80,015 | 13.9 |
| Real Estate for Leasing | 269,326 | 20.1 | 269,326 | 19.7 | 9.4 | 3.0 | — | — |
| Other Business | 135,755 | 10.1 | 120,923 | 8.8 | 21.4 | 2.9 | 81,439 | 14.2 |
| Consolidated | 1,341,370 | 100.0 | 1,372,243 | 100.0 | 19.9 | 5.6 | 573,957 | 100.0 |

| Results for year ended Jan.2004 | Orders | | Sales | | | | Accumulated orders | |
|---|---|---|---|---|---|---|---|---|
| | *Millions of yen* | % | *Millions of yen* | % | Gross profit ratio | Operating margin | *Millions of yen* | % |
| Built to Order Housing | * | — | 743,219 | 56.0 | 26.0 | 12.3 | 445,470 | 73.7 |
| Real Estate for Sales | * | — | 202,531 | 15.3 | 14.0 | 3.1 | 92,752 | 15.3 |
| Real Estate for Leasing | * | — | 248,964 | 18.8 | 10.0 | 3.5 | — | — |
| Other Business | * | — | 131,323 | 9.9 | 19.4 | 2.0 | 66,607 | 11.0 |
| Consolidated | * | — | 1,326,039 | 100.0 | 20.4 | 6.1 | 604,830 | 100.0 |

* The Company does not show any consolidated orders for the previous fiscal year.

| Forecast for year ending Jan.2006 | Orders | | Sales | | | | Accumulated orders | |
|---|---|---|---|---|---|---|---|---|
| | *Millions of yen* | % | *Millions of yen* | % | Gross profit ratio | Operating margin | *Millions of yen* | % |
| Built to Order Housing | 746,000 | 49.2 | 738,000 | 49.5 | 24.8 | 10.6 | 420,502 | 70.1 |
| Real Estate for Sales | 336,000 | 22.2 | 326,000 | 21.9 | 17.0 | 5.3 | 90,015 | 15.0 |
| Real Estate for Leasing | 294,000 | 19.4 | 294,000 | 19.7 | 10.5 | 4.2 | — | — |
| Other Business | 140,000 | 9.2 | 132,000 | 8.9 | 21.4 | 3.5 | 89,439 | 14.9 |
| Consolidated | 1,516,000 | 100.0 | 1,490,000 | 100.0 | 19.7 | 5.4 | 599,956 | 100.0 |

Exemption No.82-5129

## Appendix 2-2: Segment Breakdown

### Non-consolidated

| Results for year ended Jan. 2005 | Orders | | | Sales | | | | GPR | OM | Accumulated orders | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Value | % | Buildings | Value | % | Buildings | Units | | | Value | % | Units |
| Built to Order Housing | 672,623 | 64.1 | 21,240 | 704,770 | 64.9 | 22,412 | 48,287 | 24.1 | 10.9 | 413,682 | 72.4 | 12,508 |
| Steel frame | 375,842 | | 12,726 | 384,045 | | 13,106 | 13,546 | – | – | 198,062 | | 6,427 |
| Wood frame | 80,552 | | 2,540 | 77,519 | | 2,458 | 2,496 | – | – | 46,503 | | 1,448 |
| Low rise apartments | 216,228 | | 5,974 | 243,205 | | 6,848 | 32,245 | – | – | 169,115 | | 4,633 |
| Real Estate for Sales | 247,102 | 23.5 | 4,334 | 260,784 | 24.0 | 4,229 | 5,951 | 16.0 | 4.4 | 74,862 | 13.1 | 1,298 |
| Steel frame | 102,871 | | 3,799 | 99,636 | | 3,687 | 3,857 | – | – | 29,838 | | 1,117 |
| Wood frame | 16,326 | | 535 | 15,657 | | 513 | 515 | – | – | 5,065 | | 181 |
| Condominiums | 32,856 | | – | 41,216 | | 29 | 1,579 | – | – | 16,858 | | – |
| Land | 95,047 | | – | 104,273 | | – | – | – | – | 23,101 | | – |
| Real Estate for Leasing | 9,320 | 0.9 | – | 9,320 | 0.9 | – | – | 1.1 | (0.3) | – | – | – |
| Other Business | 120,683 | 11.5 | 175 | 111,304 | 10.2 | 105 | 1,751 | 13.1 | 0.1 | 82,692 | 14.5 | 313 |
| RC contracts | 31,999 | | 175 | 27,379 | | 105 | 1,751 | – | – | 47,548 | | 313 |
| Exteriors | 48,600 | | – | 44,417 | | – | – | – | – | 28,549 | | – |
| Remodeling | 40,084 | | – | 39,507 | | – | – | – | – | 6,595 | | – |
| Total | 1,049,730 | 100.0 | 25,749 | 1,086,179 | 100.0 | 26,746 | 55,989 | 20.8 | 5.6 | 571,236 | 100.0 | 14,119 |

| Results for year ended Jan. 2004 | Orders | | | Sales | | | | GPR | OM | Accumulated orders | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Value | % | Buildings | Value | % | Buildings | Units | | | Value | % | Units |
| Built to Order Housing | 691,161 | 68.3 | 22,026 | 741,056 | 70.2 | 23,932 | 51,944 | 24.9 | 11.8 | 445,829 | 73.4 | 13,680 |
| Steel frame | 368,678 | | 12,674 | 392,990 | | 13,435 | 13,905 | - | - | 206,265 | | 6,807 |
| Wood frame | 74,159 | | 2,357 | 81,429 | | 2,605 | 2,630 | - | - | 43,470 | | 1,366 |
| Low rise apartments | 248,323 | | 6,995 | 266,635 | | 7,892 | 35,409 | - | - | 196,092 | | 5,507 |
| Real Estate for Sales | 199,242 | 19.7 | 2,907 | 184,741 | 17.5 | 2,835 | 4,202 | 14.4 | 3.0 | 88,544 | 14.6 | 1,164 |
| Steel frame | 71,616 | | 2,540 | 69,506 | | 2,476 | 2,671 | - | - | 26,603 | | 1,005 |
| Wood frame | 11,263 | | 367 | 10,373 | | 339 | 339 | - | - | 4,396 | | 159 |
| Condominiums | 33,827 | | - | 28,398 | | 20 | 1,192 | - | - | 25,218 | | - |
| Land | 82,535 | | - | 76,462 | | - | - | - | - | 32,327 | | - |
| Real Estate for Leasing | 9,351 | 0.9 | - | 9,351 | 0.9 | - | - | (4.4) | (5.9) | - | - | - |
| Other Business | 112,411 | 11.1 | 85 | 119,878 | 11.4 | 101 | 1,937 | 12.7 | 0.6 | 73,312 | 12.0 | 243 |
| RC contracts | 32,482 | | 85 | 36,502 | | 101 | 1,937 | - | - | 42,928 | | 243 |
| Exteriors | 39,192 | | - | 42,704 | | - | - | - | - | 24,366 | | - |
| Remodeling | 40,737 | | - | 40,671 | | - | - | - | - | 6,018 | | - |
| Total | 1,012,166 | 100.0 | 25,018 | 1,055,027 | 100.0 | 26,868 | 58,083 | 21.4 | 6.2 | 607,686 | 100.0 | 15,087 |

| Forecast for year ending Jan. 2006 | Orders | | | Sales | | | | GPR | OM | Accumulated orders | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Value | % | Buildings | Value | % | Buildings | Units | | | Value | % | Units |
| Built to Order Housing | 741,000 | 63.9 | 23,500 | 734,000 | 64.4 | 23,100 | 50,100 | 23.4 | 10.0 | 420,681 | 71.9 | 12,908 |
| Steel frame | 403,000 | | 13,800 | 400,000 | | 13,500 | 14,000 | – | – | 201,062 | | 6,727 |
| Wood frame | 86,000 | | 2,700 | 84,000 | | 2,600 | 2,600 | – | – | 48,503 | | 1,548 |
| Low rise apartments | 252,000 | | 7,000 | 250,000 | | 7,000 | 33,500 | – | – | 171,115 | | 4,633 |
| Real Estate for Sales | 319,000 | 27.5 | 5,180 | 311,000 | 27.3 | 4,985 | 6,750 | 17.5 | 5.6 | 82,862 | 14.2 | 1,528 |
| Steel frame | 122,000 | | 4,600 | 120,000 | | 4,400 | 4,600 | – | – | 31,838 | | 1,317 |
| Wood frame | 17,000 | | 580 | 16,000 | | 550 | 550 | – | – | 6,065 | | 211 |
| Condominiums | 48,000 | | – | 45,000 | | 35 | 1,600 | – | – | 19,858 | | – |
| Land | 132,000 | | – | 130,000 | | – | – | – | – | 25,101 | | – |
| Real Estate for Leasing | 10,000 | 0.9 | – | 10,000 | 0.9 | – | – | 2.0 | 0.2 | – | – | – |
| Other Business | 90,000 | 7.7 | 160 | 85,000 | 7.4 | 150 | 1,500 | 9.0 | 0.1 | 81,527 | 13.9 | 323 |
| RC contracts | 33,000 | | 160 | 30,000 | | 150 | 1,500 | – | – | 50,548 | | 323 |
| Exteriors | 47,000 | | – | 45,000 | | – | – | – | – | 30,533 | | – |
| Other | 10,000 | | – | 10,000 | | – | – | – | – | 446 | | – |
| Total | 1,160,000 | 100.0 | 28,840 | 1,140,000 | 100.0 | 28,235 | 58,350 | 20.5 | 5.4 | 585,070 | 100.0 | 14,759 |

## Appendix 3: Summary of Subsidiaries and Affiliates (FY2004)

(Upper) This term
(Lower) Previous term
*Millions of yen*

| | Sales | GPM | SG&A | Operating income | Recurring income | Extraordinary income | Extraordinary loss | Net income | Total assets | Shareholders equity | *1 Interest-bearing debt |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Sekisui House | 1,086,179 | 226,157 | 165,267 | 60,889 | 62,439 | 42,373 | 63,113 | 19,492 | 988,821 | 625,390 | 30,000 |
| | 1,055,027 | 225,737 | 159,869 | 65,868 | 65,554 | 491 | 4,054 | 33,580 | 1,030,003 | 630,786 | 60,003 |
| Sekiwa Real Estate (Consolidated) | 98,307 | 13,199 | 8,944 | 4,255 | 4,298 | 1,186 | 3,031 | 1,055 | 39,992 | 13,628 | – |
| | 89,659 | 12,338 | 8,272 | 4,065 | 4,104 | – | 0 | 2,261 | 38,322 | 12,946 | – |
| Sekiwa Real Estate Tohoku | 17,776 | 1,829 | 1,306 | 523 | 535 | 242 | 0 | 452 | 8,753 | 1,879 | – |
| | 15,616 | 1,817 | 1,285 | 532 | 541 | – | 0 | 299 | 8,237 | 1,498 | – |
| Sekiwa Real Estate Chubu (Consolidated) | 73,882 | 7,333 | 5,202 | 2,131 | 2,126 | 597 | 3,129 | (259) | 30,172 | 8,516 | – |
| | 70,715 | 6,344 | 4,793 | 1,550 | 1,555 | – | 10 | 833 | 33,290 | 8,977 | – |
| Sekiwa Real Estate Kansai (Consolidated) | 51,167 | 7,029 | 5,155 | 1,873 | 1,926 | 984 | 2,277 | 284 | 34,068 | 20,502 | – |
| | 51,874 | 6,789 | 5,144 | 1,644 | 1,686 | 9 | 26 | 889 | 35,946 | 20,576 | – |
| Sekiwa Real Estate Chugoku | 15,344 | 2,911 | 2,016 | 894 | 894 | 298 | 117 | 594 | 9,520 | 3,103 | – |
| | 14,077 | 2,834 | 1,991 | 843 | 847 | – | 2 | 476 | 8,894 | 2,649 | – |
| Sekiwa Real Estate Kyusyu | 16,353 | 1,789 | 1,474 | 315 | 298 | 197 | 5 | 275 | 5,192 | 1,467 | – |
| | 14,705 | 1,853 | 1,364 | 489 | 473 | – | 10 | 255 | 4,824 | 1,266 | – |
| Sekiwa Real Estate Subtotal | 272,832 | 34,094 | 24,099 | 9,994 | 10,079 | 3,507 | 8,561 | 2,404 | 127,699 | 49,097 | – |
| | 256,648 | 31,977 | 22,851 | 9,125 | 9,209 | 9 | 51 | 5,015 | 129,516 | 47,913 | – |
| Sekiwa Construction & 71 other companies | 219,059 | 13,290 | 7,623 | 5,666 | 5,918 | 986 | 48 | 3,943 | 56,242 | 25,474 | – |
| | 209,764 | 11,619 | 7,185 | 4,434 | 4,802 | 43 | 57 | 2,737 | 51,617 | 22,483 | – |
| Kobe Rokko Island | 834 | 29 | 80 | (50) | (50) | – | 3,347 | (3,398) | 4,024 | (20,317) | *2 9,426 |
| | 1,139 | 88 | 102 | (14) | (25) | – | – | (25) | 8,134 | (16,919) | 9,672 |
| Nishinomiya Marina City | 560 | 14 | 3 | 10 | 10 | – | – | 10 | 711 | (13,519) | – |
| | 964 | 29 | 3 | 25 | 26 | – | – | 25 | 1,254 | (13,529) | – |
| SGM Operation | 2,531 | 338 | 248 | 90 | 78 | 34 | 22 | 46 | 2,314 | 1,317 | – |
| | 2,369 | 375 | 238 | 136 | 124 | 38 | 0 | 89 | 2,269 | 1,271 | – |
| Sekisui House Umeda Operation | 7,880 | 1,869 | 1,477 | 392 | 391 | 29 | 6 | 245 | 2,909 | 589 | – |
| | 7,802 | 1,737 | 1,498 | 238 | 237 | – | 18 | 129 | 2,560 | 415 | – |
| Sekiha | 1,196 | 104 | 86 | 17 | 18 | – | – | 8 | 1,143 | 577 | – |
| | 1,214 | 100 | 82 | 17 | 16 | – | 1 | 7 | 1,176 | 569 | – |
| 6 Other Companies | 11,795 | 1,532 | 1,062 | 470 | 445 | 12 | 50 | 232 | 7,337 | 2,707 | – |
| | 9,859 | 1,438 | 957 | 481 | 445 | 27 | 485 | (1) | 6,724 | 2,327 | – |
| Gross | 1,602,869 | 277,431 | 199,949 | 77,482 | 79,331 | 46,944 | 75,150 | 22,984 | 1,191,205 | 671,317 | 39,426 |
| | 1,544,789 | 273,105 | 192,790 | 80,314 | 80,391 | 609 | 4,667 | 41,560 | 1,233,256 | 675,317 | 69,675 |
| Eliminations and others | (230,626) | (3,707) | (2,864) | (843) | *3 (2,015) | (337) | (3,432) | 674 | (50,973) | (4,842) | – |
| | (218,750) | (3,054) | (3,074) | 19 | (1,328) | (115) | (83) | (3,798) | (52,244) | (7,353) | – |
| Consolidated | 1,372,243 | 273,723 | 197,085 | 76,638 | 77,316 | 46,606 | 71,718 | 23,659 | 1,140,231 | 666,475 | 39,426 |
| | 1,326,039 | 270,050 | 189,716 | 80,333 | 79,062 | 494 | 4,584 | 37,761 | 1,181,012 | 667,964 | 69,675 |
| Consolidated/ Non-consolidated | 1.26 | 1.21 | 1.19 | 1.26 | 1.24 | 1.10 | 1.14 | 1.21 | 1.15 | 1.07 | 1.31 |
| | 1.26 | 1.20 | 1.19 | 1.22 | 1.21 | 1.01 | 1.13 | 1.12 | 1.15 | 1.06 | 1.16 |

*1 The amount of debt within the Group are excluded from that of interest-bearing debt.

*2 Loans from a investment company for funds to purchase lands.

*3 107 million yen, loss from investments in affiliates for by the equity method, is included.

# APPENDIX 4: BREAKDOWN OF SALES BY TYPE OF BUILDING

| | Feb.1, 2004 Jan. 31, 2005 | Feb.1, 2003 Jan. 31, 2004 | Difference (%) |
|---|---|---|---|
| **Housing Total** | | | |
| Units | 55,989 | 58,083 | (3.6) |
| Buildings | 26,721 | 26,854 | (0.5) |
| Square meters | 4,587,563 | 4,665,320 | (1.7) |
| Value (millions of yen) | 968,780 | 961,445 | 0.8 |
| **Detached Houses Total** | | | |
| Units | 20,414 | 19,545 | 4.4 |
| Buildings | 19,764 | 18,855 | 4.8 |
| Square meters | 2,809,718 | 2,707,476 | 3.8 |
| Value (millions of yen) | 621,275 | 597,006 | 4.1 |
| **Detached Houses Steel Frame** | | | |
| Units | 17,403 | 16,576 | 5.0 |
| Buildings | 16,793 | 15,911 | 5.5 |
| Square meters | 2,374,144 | 2,271,950 | 4.5 |
| Value (millions of yen) | 528,098 | 505,202 | 4.5 |
| **Detached Houses Wood Frame** | | | |
| Units | 3,011 | 2,969 | 1.4 |
| Buildings | 2,971 | 2,944 | 0.9 |
| Square meters | 435,574 | 435,525 | 0.0 |
| Value (millions of yen) | 93,176 | 91,803 | 1.5 |
| **Multiple Dwelling Houses Total** | | | |
| Units | 35,575 | 38,538 | (7.7) |
| Buildings | 6,957 | 7,999 | (13.0) |
| Square meters | 1,777,844 | 1,957,843 | (9.2) |
| Value (millions of yen) | 307,996 | 323,767 | (4.9) |
| **Multiple Dwelling Apartments** | | | |
| Units | 32,245 | 35,409 | (8.9) |
| Buildings | 6,848 | 7,892 | (13.2) |
| Square meters | 1,528,640 | 1,699,298 | (10.0) |
| Value (millions of yen) | 243,205 | 266,635 | (8.8) |
| **Multiple Dwelling Condominiums** | | | |
| Units | 3,330 | 3,129 | 6.4 |
| Buildings | 109 | 107 | 1.9 |
| Square meters | 249,204 | 258,545 | (3.6) |
| Value (millions of yen) | 64,790 | 57,132 | 13.4 |
| **Remodeling** | | | |
| Value (millions of yen) | 39,507 | 40,671 | (2.9) |

| | | | |
|---|---|---|---|
| **Non-Housing** | | | |
| Buildings | 25 | 14 | 78.6 |
| Square meters | 23,807 | 47,407 | (49.8) |
| Value (millions of yen) | 3,805 | 7,768 | (51.0) |

## An Outline of The Sekisui House Group

The Sekisui House, Ltd. group consists of 93 subsidiaries, 4 affiliates and 1 related company. Sekisui House group companies are involved in the contract design, construction, and letting of prefabricated houses. They also buy and sell, act as agents for, lease and manage real estate. The position of each company within the group is illustrated below. The following four sections classify each business division as they are classified in the Segment Information section. Details about these changes are listed in the Segment Information section.

(1) Built to Order Housing

This division constructs steel, wooden, and concrete houses and condominiums. The main affiliated companies of this division are Sekiha, Ltd., Sekiwa Construction Saitama, Ltd., Sekiwa Construction Yokohama, Ltd., and Sekiwa Construction Osaka, Ltd.

(2) Real Estate for Sales

This division selling houses and real estate and designing and constructing housing on estate land.

The main affiliated companies of this division are Sekiwa Real Estate, Ltd., Sekiwa Real Estate Kansai, Ltd., Sekiwa Real Estate Chubu, Ltd., Sekiwa Real Estate Chugoku, Ltd., Sekiwa Real Estate Tohoku, Ltd., and Sekiwa Real Estate Kyushu, Ltd.

(3) Real Estate for Leasing

This division leases and manages detached houses, apartments, condominiums, commercial buildings, shops etc.

The main affiliated companies of this division are Sekiwa Real Estate, Ltd., Sekiwa Real Estate Kansai, Ltd., Sekiwa Real Estate Chubu, Ltd., Sekiwa Real Estate Chugoku, Ltd., Sekiwa Real Estate Tohoku, Ltd., and Sekiwa Real Estate Kyushu, Ltd.

(4) Other Business

This division is involved in the design of condominiums and commercial buildings, the construction and contract remodeling of houses, and the design and construction of landscape gardens. The main affiliated companies of this division are Landtech Sekiwa, Ltd., Landtech Sekiwa Chubu, Ltd., Greentechno Sekiwa, Ltd., and Greentechno Sekiwa Chubu, Ltd.


Sekisui House, Ltd.
Customer
Customer
Customer
Customer
Real Estate for Leasing
Real Estate for Sales
Other Business
Built to Order Housing

## Major Subsidiaries and Affiliates

| Name | Capital | Main business | Percentage owned | Serving directors | Transactions |
|---|---|---|---|---|---|
| (Consolidated Subsidiary) | *Millions of yen* | | | | |
| Kobe Rokko Island Co., Ltd. | 1,000 | Real Estate for Sales | 61.8% | Director 1<br>Executives 2<br>Employee 1<br>Transfer 1 | Co-development company for Rokko Island City project |
| Nishinomiya Marina City Development Co., Ltd. | 400 | Same as above | 100.0% | Directors 3<br>Executives 2<br>Employee 1 | Co-development company for Nishinomiya Marina City project |
| SGM Operation Co., Ltd. | 418 | Real Estate for Leasing | 100.0% | Director 1<br>Executives 2<br>Transfer 3 | Consignment of real estate management and sales of housing-related equipment |
| Sekiwa Real Estate, Ltd. | 1,668 | Real Estate for Leasing & Sales | 59.8% | Directors 3<br>Transfer 11 | Management and brokerage of real estate |
| Sekiwa Real Estate Tohoku, Ltd. | 200 | Same as above | 55.1% | Directors 2<br>Executive 1<br>Transfer 6 | Same as above |
| Sekiwa Real Estate Chubu, Ltd. | 1,368 | Same as above | 42.8% | Directors 3<br>Transfer 9 | Same as above |
| Sekiwa Real Estate Kansai, Ltd. | 5,829 | Same as above | 42.7% | Directors 3<br>Transfer 11 | Same as above |
| Sekiwa Real Estate Chugoku, Ltd. | 379 | Same as above | 41.8% | Directors 2<br>Transfer 8 | Same as above |
| Sekiwa Real Estate Kyushu, Ltd. | 263 | Same as above | 42.7% | Directors 2<br>Transfer 8 | Same as above |
| Sekisui House Remodeling, Ltd. | 100 | Other Business | 100.0% | Directors 2<br>Executive 1<br>Employee 1 | Contract remodeling |
| Sekisui House Umeda Operation Co., Ltd. | 100 | Real Estate for Leasing | 100.0% | Directors 2<br>Employees 2 | Consignment of real estate management |
| Sekiha, Ltd. | 480 | Built to Order Housing | 100.0% | Directors 2<br>Executive 1<br>Employees 2 | Buying and selling housing materials |
| Greentechno Sekiwa, Ltd. | 100 | Other Business | 100.0% | Transfer 6<br>Employee 1 | Exterior and gardening construction |
| Landtech Sekiwa Chubu, Ltd. | 50 | Same as above | 100.0% | Executive 1<br>Employees 6 | Foundation investigation and surveys |
| Sekiwa Construction Saitama, Ltd. | 40 | Built to Order Housing | 100.0% | Executive 1<br>Employees 7<br>Transfer 4 | Foundation and construction work |

1. The main business of each company is recorded in line with the revised business categories of Sekisui House.
2. Percentage holdings in Sekiwa Real Estate Chubu, Ltd., Sekiwa Real Estate Kansai, Ltd., Sekiwa Real Estate Chugoku, Ltd., and Sekiwa Real Estate Kyushu, Ltd. are less than 50%, but as these businesses are essentially controlled by Sekisui House they are treated as subsidiaries.
3. Sekiwa Real Estate, Ltd., Sekiwa Real Estate Chubu, Ltd., Sekiwa Real Estate Kansai, Ltd., Sekiwa Real Estate Chugoku, Ltd., and Sekiwa Real Estate Kyushu, Ltd. issue annual Financial Statements
4. Effective February 1, 2005, the Company implemented an exchange of shares designed to make Sekiwa Real Estate, Ltd., Sekiwa Real Estate Kansai, Ltd., Sekiwa Real Estate Chubu, Ltd., Sekiwa Real Estate Chugoku, Ltd., Sekiwa Real Estate Kyushu, Ltd. and Sekiwa Real Estate Tohoku, Ltd. wholly owned subsidiaries of the Company.

# Management Policy & Results

## 1. Management Policy

### Basic management policy

Since the establishment of Sekisui House we have aimed to create homes and environments with individuality and warmth, as a leading producer of housing in Japan. Providing first class product quality and technical skills is essential, and we aim every day to reflect our philosophy of 'love of humanity' by creating houses that bring satisfaction to our customers. In the future, through rigorous quality control we aim to continue to raise customer satisfaction and to provide full after service to our customers. Housing is characterized by a very long product life and we believe that steadily pursuing these values in our business activities creates a powerful framework of trust that is the key to long-term growth and an essential element of our business. Further our basic stance is that true management of a company is borne out of three concepts: customer satisfaction, shareholder satisfaction and employee satisfaction and we must also fulfill our obligations as a corporate citizen while considering the stability and investment required to ensure continued long term growth while making determined efforts to expand our business.

### Profit distribution policy

Since the year ended January 1988 we have continued a policy of paying a stable dividend of 18 yen per share to shareholders. We have also on occasion paid special and commemorative dividends, after taking into consideration the overall condition and profitability of the company, and capital requirements for expansion. In addition we have at times bought back and cancelled shares in the company in order to improve capital efficiency and raise long-term returns to shareholders.

For our future profit-sharing policy, we have decided to raise annual dividend payments by 2 yen, to 20 yen per share, from the fiscal year ending January 31, 2006 on, at which level we wish to continue our policy of paying a stable dividend to our shareholders.

We will also continue to compensate our shareholders aggressively in proportion to earnings growth. In this, we will take a cash-flow-conscious approach, while retaining the flexibility with which to respond swiftly to such requirements as front-loaded investment in marketing operations, R&D spending and capital expenditures.

### Policy on reduction of the share-trading unit

While we recognize the importance of expanding our shareholder base by making it easier for individuals to participate as shareholders, we also recognize that Sekisui House shares maintain good liquidity. We intend to monitor factors such as trends among individual investors and the demands of the market, and will continue to weigh the cost and benefits of a reduction in our share-trading unit.

### Business targets

In order to promote business efficiency we aim to take opportunities to strengthen our balance sheet and raise asset efficiency in each of our businesses. As a result we are targeting improvements in Return on Assets and ROA. In terms of numerical targets, while raising profitability we aim to reduce total assets and through also raising asset turnover we target a Return on Assets of 10%.

### Medium term business strategy

In October 2004, we announced a new medium-term management vision, the *S-Project*. Having completed a series of initiatives directed at strengthening the financial position of the Group, including early application of accounting entries for impairment of fixed assets by the fiscal 2004 year-end, we are now moving towards a management style that places renewed emphasis on growth.

As we aim for group sales of 2 trillion yen with operating income of 200 billion yen by the end of January 2009, we intend to improve the competitiveness of our products and expand our core businesses via front-loaded investment in marketing operations, through such measures as intensive allocation of personnel. We also plan to reorganize and augment our group structure, through measures that include making the six Sekiwa Real Estate companies wholly owned subsidiaries and the corporate separation of our remodeling business. In addition, we are entering what is for us a new business area with our *MAST* brand of small-scale, built-for-sale houses featuring completely new specifications.

### Corporate governance and related initiatives

1. Basic principles

Strong corporate governance is a management priority at the Sekisui House Group. In order to enhance our credibility in the eyes of every stakeholder, we strive to ensure fair and swift management that maximizes corporate value and boosts profitability.

In line with this, the afore-mentioned new medium-term management vision the *S-Project* is not merely a vision of sales and profit growth. It is a fundamental aspect of our management, driven by CSR (corporate social responsibility). Guided by the *S-Project*, we intend to fulfill our corporate responsibilities to all stakeholders, in concert with a commitment to improving the three inter-related aspects of CS (Customer Satisfaction), SS (Shareholder Satisfaction) and ES (Employee Satisfaction), in a manner that reflects our position as a leader in the housing industry.

2. Related initiatives

Sekisui House has elected to implement a corporate auditor system comprising two outside auditors and three in-house auditors rather than a committee system. This will ensure accounting transparency and the timely, appropriate oversight of management.

In April 2002, we halved the number of directors and introduced an executive officer system, to deepen individual accountability and speed up decision-making. Our goal is an efficient, transparent management system.

Meanwhile, we ensure timely, fair disclosure that adds to the credibility of our management.

In February 2005, we reorganized our In-house Compliance Committee as a CSR Committee, incorporating into it such outside resources as legal professionals. At the same time, we established a CSR Office that handles the administrative tasks for the Committee independently and exclusively. In this manner, we are both reinforcing and broadening the oversight of corporate social responsibility.


Shareholders meeting
Board Meeting
(13 members of In-house & Group Directors)
Board of Corporate Auditors
(5 members, including 2 outside auditors)
To Advise & Propose
(Administration:Legal Dept.)
CSR Committee
(including 1 member from outside)
Representative Director
Board of Executive officers
(28 members)
(Administration)
CSR Office
Auditing Dept.
Each Department
Account Dept.
To Report & Control
Dept.of Administrative of Subsidiaries
Legal Dept.
Subsidiaries
(In charge of disclosure)
Public Relations Dept.

## 2. Business Results

During Fiscal 2004, the Japanese economy was driven primarily by strong exports, recording an all-time high surplus in external payments. Domestic business conditions likewise fared reasonably well on the back of the pickup in capital expenditures in the export sector and aggressive investment in blue-chip properties in the Tokyo and other metropolitan areas as corporate earnings recovered. As the export environment weakened towards the fiscal second half, however, major indexes showed signs of a slowdown in economic growth, creating uncertainty over the future of the Japanese economy.

In the housing market, first time buyers continued to underpin brisk demand as land prices and interest rates remained low. New housing starts for calendar year 2004 grew 2.5% year-on-year, reaching 1,189 thousand units thanks primarily to a strong performance by small detached houses for sale. Demand from owner-occupiers stayed sluggish, owing to the absence of substantial improvement in rebuilding-led demand for secondary acquisitions.

Against this backdrop, we focused on selected priority issues, including the reinforcement of corporate staying power and marketing strength, the regrouping of our product line in response to market demand, the development of new products to buttress the Built-to-Order Housing Business, and the bolstering of our peripheral businesses.

As part of our continuing drive to provide housing that is both safe and secure, we adopted laminated glass as a standard fixture, in addition to, heat insulating qualities. Our engineering expertise and eco-friendly initiatives won a strong commendation from society in general with the Chairman s Award of the Fiscal 2004 Energy Conservation Grand Prize, sponsored by the Energy Conservation Center, Japan, for our *Energy-Saving, Disaster-Mitigating Housing*. We were also the first in the construction industry to be authorized by the Minister of the Environment to dispose of construction site waste across administrative boundaries.

In October 2004, we announced a medium-term management vision *the S Project* as part of our efforts to develop into a strong corporate group capable of responding to the acute changes in the economic and business environments.

Through the *S-Project*, the Sekisui House Group aims to further expand our mainstay Built-to-Order Housing and Real Estate for Sales businesses, and to shift to a new stage in our growth by restructuring the Group to make our operations more resilient and efficient. As part of this initiative, we have decided to make the six Sekiwa Real Estate companies wholly owned subsidiaries and separate our remodeling business in February 2005. The former move is designed to maximize Group synergies, while permitting them the autonomy they require to take full advantage of their unique positions in the regional markets they serve. The corporate separation of the remodeling business, on the other hand, is aimed at greater efficiency in marketing the remodeling business, which differs in nature from the marketing of our core businesses, and at filling gaps in the existing portfolio of our remodeling branch.

**Built-to-Order Housing Business**

We have taken several measures in our core Built-to-Order Housing Business that are designed to boost our marketing reach, including a revamped approach to consultative sales, and have made aggressive changes to our product mix. To sweep away the deep-rooted misunderstanding that all prefabricated houses are built to standard specifications, we started by focusing on removing the barriers among different product categories and increasing our design and component choices across the board. In April, we reorganized our mainstay *Centrage* series and debuted a line of steel-frame homes we call *Be Free*. In September, we reorganized the higher-end *Dyne* series to introduce our *Be Dyne s* range. These constitute our first steps in developing a basic assortment of products with a custom-built feeling an extension of our flexible design concept –to respond to individual customer requirements.

November saw two new launches: the latest addition to the *Sha-Wood* wood-frame home line, *M Gravis Villa* features a new structure, the *Super MJ System*, to achieve wide-open spaces that will satisfy the demands of a variety of customers, while *Urban Collection* is a three-story steel-frame home that will fit on the confined lots of urban areas.

For our March theme-product release, we debuted *Cuby Cuby*, a compact design-oriented home with the ultimate in functionality. In May we launched *Seikatsu wo Asobu Ie*, developed in collaboration with Actus Corporation, a leading interior shop in Japan. Both of these lines have been designed to cater to a broader range of customers.

In the rental property area, where competition is intensifying, we integrated and reorganized our two-story *Sha-Maison* rental housing line and re-launched it in August under a new label: *DIAS*. Projected to become one of the pillars of our rental housing business, *DIAS* uses standard materials and is capable of satisfying a variety of site restrictions and fulfilling the diverse needs of our tenants.

### Real Estate for Sales Business

In our Real Estate for Sales Business, we have made an aggressive approach in the first-time buyer market, which is expanding as land prices decline. Our specific focus has been on sales of value-added, up-market condominiums with eco-friendly features and improved security for urban dwellers. We have continued to increase the turnover ratio in our real estate sales.

### Real Estate for Leasing Business

The Sekiwa Real Estate Group s lease property management business, which includes block leasing, has performed comparatively well, thanks in part to streamlined operations.
Over and above this, we have pushed to boost the popularity of Sekiwa Real Estate s brand in order to secure a stable, high occupancy rate, as part of our ongoing efforts to provide better solutions through the combined strength of the Group.

### Other businesses

As part of our promotion of long-term CS (customer satisfaction) with the comfort of the residences we provide, we are putting a major effort into the peripheral businesses we operate that are involved in exterior and home remodeling. Our goal is to create an organization known for its comprehensive high-quality housing services.

The above strategies yielded non-consolidated orders totaling 1,049,730 million yen, up 3.7% year-on-year, and consolidated orders of 1,341,370 million yen. However, we experienced an offset situation where our Real Estate for Sales were obliged to make up for the failure to reach our start-of-year order target in the Built-to-Order Housing business, squeezing profitability.

Consolidated net sales grew 3.5% year-on-year to 1,372,243 million yen. Consolidated operating income came in at 76,638 million yen, down 4.6% year-on-year, and consolidated recurring income, 77,316 million yen, down 2.2% year-on-year. The sluggish profit performance is attributable to a sudden spike in materials costs during the year under review, and the shortage of both manpower and materials when these were directed to restoration due to the damage from the year s repeated natural disasters, which hindered us from taking orders and proceeding with construction.

Consolidated net income stood at 23,659 million yen, down 37.3% year-on-year. The decline owes to the decision to accelerate the application of accounting for impaiment of fixed assts in the amount of 59,469 million yen by the Fiscal 2004 year-end, and occurred despite extraordinary gains on the return of the employee pension fund in the amount of 41,901 million yen, which was approved in September 2004.

### 3. Financial position

Operating cash flow declined substantially year-on-year. Its factor that affected the showing was the aggressive acquisition of land for sale to strengthen the Real Estate for Sales Business.

Cash flow from investment activities declined significantly, due primarily to aggressive acquisition of blue-chip properties in the metropolitan areas.

Cash flow from financing activities increased year-on-year. 15.41 million shares were repurchased for a sum of 17,947 million yen, but obligations to pay interest-bearing debt were smaller than in the previous year.

As a result, cash and cash equivalents at the end of the period decreased 42,563 million yen year-on-year. Nevertheless, the balance exceeds an ample 179.7 billion yen.

| | Year to Jan. 2001 | Year to Jan. 2002 | Year to Jan. 2003 | Year to Jan. 2004 | Year to Jan. 2005 |
|---|---|---|---|---|---|
| Equity ratio (%) | 50.8 | 48.0 | 51.3 | 56.6 | 58.5 |
| Equity ratio based on market price (%)* | 49.6 | 50.1 | 48.4 | 61.2 | 71.6 |
| Debt service coverage ratio (years) | 4.2 | 4.2 | 3.1 | 0.7 | 0.8 |
| Interest coverage ratio (times)** | 20.1 | 16.1 | 20.0 | 61.8 | 70.9 |

* Equity ratio based on market price = market capitalization / total assets

** *Interest coverage ratio = operating cash flow / interest paid*

### 4. Outlook

On the understanding that the economy has stalled but the worst has passed, we intend to push aggressive marketing programs in order to achieve the growth strategy laid out in the medium-term management vision *the S-Project*.

Specifically, we plan to increase the number of sales people and help them sharpen their skills in order to boost sales of detached houses and *Sha-Maison* rental housing, our top priorities. We also intend to shift more resources to our peripheral businesses involved with exteriors.

The Real Estate for Sales Business appears poised to expand, and we will continue to promote Sekisui Houses existing businesses, including detached houses and condominiums for sale. We will also place a renewed focus on sales of *MAST* brand small homes, which are available through the Sekiwa Real Estate Group.

We intend to introduce major cost reduction programs, including structural reforms, in response to the expected rise in materials costs, in order to improve profitability without sacrificing our competitive edge in the market.

Now that, we anticipate even closer ties with the Sekiwa Real Estate Group. They are wholly-owned subsidiaries of Sekisui House, our strategy will be to maximize synergies not only in the real estate for leasing business but in every aspect of our business, to yield better performance. We also intend to boost the earnings of our successor remodeling company by streamlining management and hiring more contract workers to trim operating costs.
We forecast consolidated sales for Fiscal 2005 of net sales of 1,490 billion yen (up 8.6% year-on-year), operating income of 80 billion (up 4.4%), recurring income of 80 billion yen (up 3.5%), and net income of 41.5 billion yen (up 75.4%).

As we mentioned earlier, we plan to raise our annual dividend payments by 2 yen, to 20 yen per share (interim dividend: 10 yen), for the year ending January 31, 2006.

## CONSOLIDATED BALANCE SHEETS

*Millions of yen*

| | Year to January, 2005 | Year to January, 2004 | Difference | |
|---|---|---|---|---|
| **Assets** | **1,140,231** | **1,181,012** | **(40,781)** | **(3.5)** |
| **Current assets** | **734,449** | **690,562** | **43,887** | **6.4** |
| Cash and deposits | 179,512 | 222,275 | | |
| Notes and accounts receivable | 82,570 | 80,037 | | |
| Marketable securities | 1,250 | 2,428 | | |
| Inventories | 362,585 | 288,432 | | |
| Deferred income taxes | 85,051 | 74,803 | | |
| Other current assets | 25,116 | 24,241 | | |
| Less allowance for doubtful accounts | (1,636) | (1,656) | | |
| **Fixed assets** | **405,781** | **490,449** | **(84,668)** | **(17.3)** |
| **Tangible fixed assets** | **184,221** | **258,493** | **(74,272)** | **(28.7)** |
| Buildings and structures | 86,480 | 115,782 | | |
| Machinery and vehicles | 11,609 | 12,333 | | |
| Tools and equipment | 5,294 | 4,723 | | |
| Land | 77,268 | 124,554 | | |
| Construction in progress | 3,569 | 1,099 | | |
| **Intangible fixed assets** | **6,004** | **10,371** | **(4,367)** | **(42.1)** |
| Lease rights | 2,007 | 7,035 | | |
| Software | 3,079 | 2,397 | | |
| Utility rights | 28 | 55 | | |
| Telephone subscription rights | 865 | 859 | | |
| Other intangible fixed assets | 23 | 23 | | |
| **Investments and other assets** | **215,555** | **221,585** | **(6,030)** | **(2.7)** |
| Investment in securities | 128,850 | 113,218 | | |
| Long-term loans receivable | 43,981 | 46,804 | | |
| Deferred income taxes | 7,475 | 26,604 | | |
| Other investments and other assets | 36,674 | 36,603 | | |
| Less allowance for doubtful accounts | (1,426) | (1,644) | | |
| **Total Assets** | **1,140,231** | **1,181,012** | **(40,781)** | **(3.5)** |

*Millions of yen*

| | Year to January, 2005 | Year to January, 2004 | Difference | |
|---|---|---|---|---|
| **Liabilities** | **452,314** | **491,662** | **(39,348)** | **(8.0)** |
| **Current liabilities** | **354,422** | **316,760** | **37,662** | **11.9** |
| Notes and accounts payable | 154,847 | 145,704 | | |
| Current portion of long-term debt and notes | 30,000 | 30,001 | | |
| Accrued income taxes | 19,485 | 3,948 | | |
| Advances received | 86,434 | 75,037 | | |
| Reserve for bonuses | 17,391 | 18,304 | | |
| Reserve for warranty on completed works | 1,896 | 1,243 | | |
| Other current liabilities | 44,368 | 42,521 | | |
| **Long term liabilities** | **97,891** | **174,902** | **(77,011)** | **(44.0)** |
| Notes | — | 30,000 | | |
| Long-term debt | 9,426 | 9,674 | | |
| Accrued retirement benefits | 26,896 | 72,055 | | |
| Reserve for retirement benefits for retiring directors, executive officers and corporate auditors | 1,535 | 1,585 | | |
| Reserve for Japan Expo Expenses | 175 | 105 | | |
| Deposits and guarantees | 56,344 | 58,266 | | |
| Consolidated adjustment account | 345 | 374 | | |
| Other long term liabilities | 3,168 | 2,840 | | |
| **Minority interests** | **21,441** | **21,385** | **(56)** | **0.3** |
| **Shareholders equity** | **666,475** | **667,964** | **(1,489)** | **(0.2)** |
| Paid-in capital | 186,554 | 186,554 | | |
| Capital surplus | 237,524 | 237,523 | | |
| Retained earnings | 259,773 | 248,960 | | |
| Net unrealized holding gain (loss) on securities | 13,169 | 7,640 | | |
| Foreign currency translation adjustment | (5) | (98) | | |
| Less treasury stock, at cost | (30,540) | (12,616) | | |
| **Liabilities, Minority Interests, and Shareholders Equity** | **1,140,231** | **1,181,012** | **(40,781)** | **(3.5)** |

## CONSOLIDATED STATEMENTS OF INCOME

| | Feb. 1, 2004 – Jan. 31, 2005 | | Feb. 1, 2003 Jan. 31, 2004 | | Difference | |
|---|---|---|---|---|---|---|
| | *Millions of yen* | % | *Millions of yen* | % | *Millions of yen* | % |
| **Net sales** | **1,372,243** | **100.0** | **1,326,039** | **100.0** | 46,204 | 3.5 |
| Cost of sales | 1,098,520 | 80.1 | 1,055,989 | 79.6 | 42,531 | 4.0 |
| Gross profit | 273,723 | 19.9 | 270,050 | 20.4 | 3,673 | 1.4 |
| Selling, general and administrative expenses | 197,085 | 14.3 | 189,716 | 14.3 | 7,369 | 3.9 |
| **Operating income** | **76,638** | **5.6** | **80,333** | **6.1** | (3,695) | (4.6) |
| **Non-operating income** | **5,454** | **0.4** | **4,752** | **0.4** | 702 | 14.8 |
| Interest received | 2,765 | | 2,453 | | | |
| Miscellaneous income | 2,688 | | 2,298 | | | |
| **Non-operating loss** | **4,776** | **0.4** | **6,023** | **0.5** | (1,247) | (20.7) |
| Interest expense | 535 | | 1,648 | | | |
| Equity in losses of affiliates | 107 | | 53 | | | |
| Miscellaneous expense | 4,133 | | 4,322 | | | |
| **Recurring income** | **77,316** | **5.6** | **79,062** | **6.0** | (1,746) | (2.2) |
| **Extraordinary income** | **46,606** | **3.4** | **494** | **0.0** | 46,112 | – |
| Gains on the return of employee pension fund | 41,901 | | – | | | |
| Proceeds from sales of investments in securities | 4,705 | | 491 | | | |
| Other | – | | 3 | | | |
| **Extraordinary loss** | **71,718** | **5.2** | **4,584** | **0.3** | 67,134 | – |
| Losses on impairment of assets | 59,469 | | – | | | |
| Loss on revaluation of land held for sale | 4,069 | | 2,988 | | | |
| Loss on revaluation of investments in securities | 1,579 | | 14 | | | |
| Loss on sales or disposal of property, plant and equipment | 5,762 | | 1,150 | | | |
| Other | 837 | | 430 | | | |
| **Income before income taxes and minority interests** | **52,204** | **3.8** | **74,972** | **5.7** | (22,768) | (30.4) |
| Current income taxes | 22,346 | 1.6 | 6,709 | 0.5 | 15,637 | 233.1 |
| Deferred income taxes | 5,104 | 0.4 | 28,121 | 2.1 | (23,017) | (81.8) |
| Minority interests in earnings of subsidiaries | 1,094 | 0.1 | 2,380 | 0.2 | (1,286) | (54.0) |
| **Net income** | **23,659** | **1.7** | **37,761** | **2.9** | (14,102) | (37.3) |

## CONSOLIDATED STATEMENT OF RETAINED EARNINGS

*Millions of yen*

| | Feb. 1, 2004 Jan. 31, 2005 | | Feb. 1, 2003 Jan. 31, 2004 | | Difference |
|---|---|---|---|---|---|
| **Capital surplus** | | | | | |
| 1. Capital surplus at beginning of year | | 237,523 | | 237,522 | 1 |
| 2. Increase in capital surplus | | | | | |
| Gain on sale of treasury stock | 1 | 1 | 0 | 0 | 1 |
| **3. Capital Surplus at end of year** | | **237,524** | | **237,523** | **1** |
| **Retained earnings** | | | | | |
| 1. Retained earnings at beginning of year | | **248,960** | | **224,229** | **24,731** |
| 2. Increase in retained earnings | | | | | |
| Net income | 23,659 | 23,659 | 37,761 | 37,761 | (14,102) |
| 3. Decrease in retained earnings | | | | | |
| Cash dividends paid | 12,427 | | 12,638 | | |
| Bonuses to directors, executive officers and corporate auditors | 419 | 12,846 | 392 | 13,030 | (183) |
| **4. Retained Earnings at end of year** | | **259,773** | | **248,960** | **10,812** |

## CONSOLIDATED STATEMENT OF CASH FLOW

| | Millions of yen | |
|---|---|---|
| | Feb. 1, 2004 Jan. 31, 2005 | Feb. 1, 2003 Jan. 31, 2004 |
| **Cash flows from operating activities** | | |
| Income before income taxes and minority interests | 52,204 | 74,972 |
| Depreciation and amortization | 11,553 | 11,298 |
| Losses on impairment of assets | 59,469 | – |
| Gains on the return of employee pension fund | (41,901) | – |
| Provision for retirement benefit | (3,258) | (1,321) |
| Interest and dividend income | (2,765) | (2,453) |
| Interest expense | 535 | 1,648 |
| Equity in losses of affiliates | 107 | 53 |
| Loss on revaluation of real estate held for sale | 4,069 | 2,988 |
| Loss on revaluation of securities | 1,579 | 14 |
| Increase (decrease) in note and accounts receivables | (2,532) | 15,143 |
| Increase (decrease) in inventories and advance payments | (45,225) | 1,270 |
| Increase (decrease) in notes and accounts payable | 11,793 | (7,261) |
| Increase (decrease) in advances received | 11,396 | (8,622) |
| Other | (1,578) | 16,712 |
| **Subtotal** | **55,448** | **104,442** |
| Interest and dividends received | 3,073 | 3,276 |
| Interest paid | (719) | (1,593) |
| Income taxes paid | (6,809) | (7,664) |
| **Net cash provided by operating activities** | **50,992** | **98,460** |
| | | |
| **Cash flows from investing activities** | | |
| Purchases of short-term investments | (235) | (529) |
| Proceeds from sales of marketable securities | 1,929 | 50,670 |
| Purchases of property, plant and equipment | (35,108) | (14,175) |
| Proceeds from sales of property, plant and equipment | 1,219 | 237 |
| Purchase of investments in securities | (12,267) | (1,201) |
| Proceeds from sales of investments in securities | 10,221 | 3,781 |
| Payment for loans receivable | (2,485) | (3,310) |
| Settlement of loans receivable | 5,314 | 10,428 |
| Proceeds from maturation of group insurance policies | – | 10,000 |
| Other | (1,095) | (4,180) |
| **Net cash used in investing activities** | **(32,507)** | **51,721** |
| | | |
| **Cash flows from financing activities** | | |
| Repayment of long-term debt | (20,249) | (325) |
| Repayment of notes | (10,000) | (89,999) |
| Cash dividend paid | (12,427) | (12,638) |
| Cash dividend paid for minority interests | (541) | (503) |
| Purchase of treasury stock | (17,947) | (12,102) |
| Other | 23 | 174 |
| **Net cash used in financing activities** | **(61,141)** | **(115,395)** |
| **Effect of exchange rate changes on cash and cash equivalents** | **93** | **107** |
| **Net increase (decrease) in cash and cash equivalents** | **(42,563)** | **34,894** |
| **Cash and cash equivalents at beginning of year** | **222,275** | **187,381** |
| **Cash and cash equivalents at end of year** | **179,712** | **222,275** |

# Significant Consolidated Accounting Policies

## 1. Scope of Consolidation

Consolidated subsidiaries: 93, including Sekiwa Real Estate, Ltd., Sekiwa Real Estate Chubu, Ltd., Sekiwa Real Estate Kansai, Ltd., Sekiwa Real Estate Chugoku, Ltd., and Sekiwa Real Estate Kyushu, Ltd.

Changes in scope of consolidation

Added: Sekisui House Remodeling, Ltd.

Removed: 5 companies, including Landtech Sekiwa Joyo, Ltd.

All 93 subsidiaries are consolidated.

## 2. Application of equity method

Affiliated companies accounted for by the equity method

4 companies: Rokko Island Energy Services Co., Ltd., Shin Nishinomiya Yacht Harbor, Corp., The Mortgage Corp. of Japan, Ltd. and Almetax Manufacturing Co., Ltd.

Changes in scope of equity method

Added: Almetax Manufacturing Co., Ltd.

Investment in 4 related companies is accounted for by the equity method.

## 3. Term-ends of consolidated subsidiaries

The fiscal year ends on March 31 for Sky Rail Service Co., Ltd. In producing the consolidated financial statements, the Company provisionally settles the accounts of that subsidiary as of January 31 and utilizes these accounts. The year-end of SEKISUI DEUTSCHLAND BAU GmbH is December 31 and the Company uses these statements, adjusted as required for significant transactions up till January 31, in producing its consolidated financial statements.

## 4. Summary of significant accounting policies

(1) Basis and method for valuation for significant assets

(a) Marketable securities:

(i) Debt securities expected to be held to maturity: Amortized cost (straight-line) method

(ii) Other marketable securities:

Stocks with market value:

Based on closing market price on the last day of period (Valuation gains and losses resulting are calculated by the full capital costing method; cost of disposal is calculated by the moving average method)

Stocks with no available market value:

At cost based on the moving average method

(b) Derivatives: Market value method

(c) Inventories:

(i) Expenditure on uncompleted construction, buildings for sale, land for sale, and uncompleted land held for sale: At cost based on individual cost method

(ii) Other inventories: At cost based on moving average method

(2) Depreciation and amortization methods used for main depreciable and amortizable assets:

The Company applies the straight-line method to buildings (excluding attached structures) and intangible fixed assets, and uses the declining-balance method for other tangible fixed assets (but straight-line depreciation for overseas consolidated subsidiaries)

(3) Basis for accounting for significant allowances

(a) *Allowance for doubtful accounts*

The Company makes provisions for general debtors based on actual historical collection rates and for specific debtors where collection is doubtful based on estimates of the amount collectible.

(b) Allowance for bonuses

To prepare for bonuses payments to employees, the Company provides for the estimated appropriate amount in that fiscal year.

(c) Allowance for compensation payments on completed works

Provisions for losses and guarantee expenses due to post-completion defects are recorded based on historical repair and other costs arising from completed structures and detached housing.

(Change of accounting method)

Previously, guarantee reserves to cover post-completion losses and guarantee expenses were calculated for the consolidated fiscal year as 1/1000th of housing business sales in the preceding 12 months for which guarantees applied, and 1/1000th of the buildings portion of real estate sales. From the current fiscal year onwards, however, such reserves are being calculated on the basis of actual historical costs. This change is because, as the Company has strived to increase customer satisfaction with repair and inspection information, it has become possible to efficiently estimate repair service expenses, and in turn to record provisions in this manner for greater clarity in the financial statements.

Consequently, Gross profit, Operating income, Recurring income and Income before tax has decreased by 924 million yen respectively.

(d) Allowance for employee retirement

To prepare for future retirement payments to employees, the Company makes provisions in the amount accrued at the end of the relevant consolidated fiscal year based on the estimated total retirement obligations and pension assets. To account for differences in actuarial calculations, the Company recognizes those differences through straight-line depreciation over 5 years, expensing them in the year following such recognition. Differences arising in respect of past service obligations are calculated over 5 years by the straight-line method and expensed in the year in which they arise.

**(Additional information)**

Details of return of portion of employee pension plan

Following implementation of the Defined Benefits Corporate Pension Law, Sekisui House and selected domestic consolidated subsidiaries received approval from the Minister of Health, Labor and Welfare for a waiver of past obligations with respect to the proxy portion of the Sekisui House Employee Pension Fund on September 1, 2004, and of the Employee Pension Fund of Sekisui Houses affiliated companies on December 1, 2004. For the proxy portion of the Sekisui House Employee Pension Fund, we paid an amount equivalent to the minimum reserve to the national government.

This has led to the posting of an extraordinary income of 41,901 million yen during this consolidated fiscal year.

(e) Allowance for retirement benefit to directors, executive officers and corporate auditors

To allow for retirement bonus payments to directors, executive officers and corporate auditors, the Company provides the required amounts at the end of the fiscal year based on internal regulations.

(f) Allowance for exhibition at Japan International Expo

To allow for expenses to be incurred at the Japan International Expo, the Company has provided an appropriate amount in the consolidated fiscal year.

(4) Basis for converting significant foreign currency-denominated assets and liabilities into yen

For foreign currency-denominated monetary claims and debts, the Company converts into yen at the rates of exchange prevailing on the consolidated balance sheet date. Translation differences are included in the statements of income. The assets, liabilities, revenues, and expenses of overseas subsidiaries are translated into yen at the rate of exchange in effect at the subsidiaries balance sheet dates, and translation differences are included in the foreign exchange translation adjustment account in shareholders equity.

(5) Accounting for significant lease transactions

Finance leases other than those deemed to transfer ownership of the leased assets to the lessee are accounted for by a method similar to that applicable to ordinary operating leases.

(6) Main hedge accounting methods

(a) Hedge accounting methods

The Company uses deferred hedging, except where for foreign currency swap contracts allocation requirements are met in which case the allocation method is used.

(b) Hedging instruments and targets

(i) The Company hedges bonds that fund operations using interest rate swaps.

(ii) The Company hedges foreign currency cash debts and forward transactions with exchange contracts.

(c) Hedging policies

The Company uses derivatives transactions with the aim of avoiding losses from fluctuations in exchange and interest rates etc. The use of exchange contracts does not exceed the amount of import transactions. Furthermore, the notional principal of interest rate swap transactions is limited to the total of debt used to fund operations and interest-bearing debt.

(d) Methods of assessing hedge effectiveness

The Company compares cumulative cash flow variations for hedge targets and hedge methods with market fluctuations and assesses the effectiveness of hedges based on the amounts of variation in both cases. However, for forward exchange contract transactions the Company does not assess the effectiveness of hedging where the main conditions match with regard to the relevant transactions and hedge targets, and where the cash flow is fixed.

(7) Basic of presentation of financial statements

Accounting for consumption taxes

The tax exclusion method is used to account for consumption taxes. Consumption taxes subject to deductions are expensed in the consolidated fiscal year in which they arise.

### 5. Assessing the assets and liabilities of consolidated subsidiaries

The Company uses full market value method to assess the assets and liabilities of consolidated subsidiaries.

### 6. Amortizing the consolidated adjustments account

In principle, the Company amortizes consolidated adjustments evenly over 5 years from the fiscal year of occurrence. If the consolidation adjustment amount is small, the Company accounts for the whole amount in the fiscal year in which it arises.

### 7. Treatment of profit appropriations

The consolidated retained earnings statement is based on the appropriation of profit decided during the relevant fiscal year.

### 8. Scope of amounts in consolidated statements of cash flows

The funds (cash and cash equivalents) in the consolidated statements of cash flows comprise cash and equivalents (except fixed term deposits exceeding three months) and short-term investments with redemption periods of less than 3 months that are easily convertible into cash, with insignificant risk of losses from price fluctuations.

## [Changes to accounting principles]

#### Accounting standards for impairment of fixed assets

The Accounting standards for impairment of fixed assets ( Opinions on Accounting Standards for Impairment of Fixed Assets, Business Accounting Council, August 9, 2002) and Guidance for Impairment of Fixed Assets (Accounting Standards Board of Japan, October 31, 2003, Guidance for Business Accounting Standards No. 6) may be applied to consolidated financial statements beginning with the current consolidated fiscal year in progress. Therefore, we have applied the above cited accounting standards and guidance. This has led to the posting of an extraordinary loss of 59,469 million yen during this consolidated fiscal year. Note that the accumulated amount of impaired losses has been deducted directly from the corresponding assets in accordance with the revised rules of Consolidated Financial Statements and regulations on consolidated financial statements.

## [Notes]

### 1. Consolidated Statement of Balance sheet

| | *Millions of yen* | |
|---|---|---|
| | Year to January 31, 2005 | Year to January 31, 2004 |
| Accumulated depreciation of fixed assets | 139,078 | 149,262 |
| Collateralized assets | 6,641 | 28,047 |
| Liabilities guaranteed | 68,326 | 59,575 |
| Treasury stock | 29,374,355 shares | 13,976,435 shares |
| Shareholdings in related companies included in investment securities | 896 | 605 |
| Interest bearing liabilities | 39,426 | 69,675 |

Change in the purpose of fixed asset holdings

35,279 million yen of investment real estate that appeared primarily under Buildings and Structures and Land at the end of the previous fiscal year has been reclassified as Inventories.

### 2. Consolidated Statement of Income

Losses on impairment of assets

During the fiscal year under review, the Company reported losses on impairment of the following assets.

| Application | Type | Location |
|---|---|---|
| Investment property | Buildings, land, etc. | Higashinada-ku, Kobe, etc. |

The Company grouped investment properties individually and other assets by business unit, which it believed would allow it a reasonable management of profits and losses. Nevertheless, between the steady decline in land prices and a sluggish rental market, the market value of certain investment properties has fallen sharply. The Company reduced the book value of those properties to recoverable amounts, and posted said reduction as a loss on impairment of assets (59,469 million yen).

(Losses on impairment of assets)

| Type | *Millions of yen* |
|---|---|
| Buildings | 18,661 |
| Land | 39,771 |
| Lease | 749 |
| Other | 286 |
| Total | 59,469 |

Note that the recoverable value of the aforementioned assets is the higher of either the net sale value or the value in use. The net sale value is the estimated value (calculated according to the Real Estate Appraisal Standard) minus the estimated cost of disposal. The value in use is calculated discounting estimated future cash flow at 3%-6%.

### 3. Consolidated Statements of Cash Flows

Cash and cash equivalents at year-end and relationship with amounts recorded in consolidated balance sheets

| | *Millions of yen* | |
|---|---|---|
| | Year to January 31, 2005 | Year to January 31, 2004 |
| Cash and deposits | 179,512 | 222,275 |
| Fixed term deposits exceeding three months | (800) | (500) |
| Open-ended public and corporate bond investment trusts (marketable securities account) | 999 | 499 |
| **Cash and cash equivalents** | **179,712** | **222,275** |

## 3. Segmental information

### (1) Four sections classify each business

Millions of yen

| Year to January 31, 2005 | Built to order housing | Real estate for sale | Real estate for leasing | Other business | Total | Eliminations and back office | Consolidated |
|---|---|---|---|---|---|---|---|
| **Sales & Operating Income** | | | | | | | |
| Sales | | | | | | | |
| Sales to third parties | 708,539 | 273,455 | 269,326 | 120,923 | 1,372,243 | — | 1,372,243 |
| Inter-group sales and transfers | 1,293 | — | 1,438 | 7,878 | 10,610 | (10,610) | — |
| Total sales | 709,832 | 273,455 | 270,764 | 128,802 | 1,382,854 | (10,610) | 1,372,243 |
| Operating expenses | 627,692 | 261,176 | 262,641 | 125,029 | 1,276,539 | 19,065 | 1,295,605 |
| Operating income | 82,140 | 12,278 | 8,123 | 3,772 | 106,314 | (29,675) | 76,638 |
| **Assets, Depreciation and amortization & Capital expenditures** | | | | | | | |
| Assets | 200,220 | 405,161 | 199,021 | 22,923 | 827,326 | 312,904 | 1,140,231 |
| Depreciation and amortization | 4,875 | 635 | 3,862 | 344 | 9,718 | 1,835 | 11,553 |
| Losses on impairment of assets | — | — | 59,469 | — | 59,469 | — | 59,469 |
| Capital expenditures | 8,817 | 126 | 25,572 | 217 | 34,734 | 1,491 | 36,225 |

Millions of yen

| Year to January 31, 2004 | Built to order housing | Real estate for sale | Real estate for leasing | Other business | Total | Eliminations and back office | Consolidated |
|---|---|---|---|---|---|---|---|
| **Sales & Operating Income** | | | | | | | |
| Sales | | | | | | | |
| Sales to third parties | 743,219 | 202,531 | 248,964 | 131,323 | 1,326,039 | — | 1,326,039 |
| Inter-group sales and transfers | 1,380 | — | 1,668 | 2,876 | 5,925 | (5,925) | — |
| Total sales | 744,599 | 202,531 | 250,633 | 134,199 | 1,331,964 | (5,925) | 1,326,039 |
| Operating expenses | 652,994 | 196,299 | 241,759 | 131,550 | 1,222,603 | 23,102 | 1,245,705 |
| Operating income | 91,605 | 6,232 | 8,873 | 2,649 | 109,360 | (29,027) | 80,333 |
| **Assets, Depreciation and amortization & Capital expenditures** | | | | | | | |
| Assets | 199,562 | 305,880 | 281,751 | 21,368 | 808,562 | 372,449 | 1,181,012 |
| Depreciation and amortization | 5,075 | 501 | 3,514 | 358 | 9,451 | 1,847 | 11,298 |
| Capital expenditures | 6,289 | 67 | 9,167 | 107 | 15,631 | 1,063 | 16,695 |

[Notes]

1. Business classification

   The Company classifies its operations according to type and the nature of business based on the currently used sales categories.

2. Main details of each business segment:

   Built to Order Housing: Designing, constructing, and contracting for sale housing using the Companys prefabricated materials

   Real Estate for Sales: Selling houses and real estate and designing and constructing housing on estate land

   Real Estate for Leasing: Renting and managing properties

   Other Business: Designing, constructing, and contracting for leasing condominiums and commercial buildings and providing home remodeling, landscaping, and exterior construction

3. The main operating expenses that cannot be allocated within the eliminations and back office portion of operating expenses cover costs for the parent headquarters, administrative operations for branch office organizations, and research and development operations.

   Year to January 31, 2005: 26,824 million yen Year to January 31, 2004: 25,882 million yen

4. The main whole company assets included in Eliminations and back office assets are parent company surplus operating funds (cash and negotiable securities), long term investment funds (investment securities), and assets of the administration division.

Year to January 31, 2005: 313,130 million yen Year to January 31, 2004: 372,751 million yen

**(2) Geographical segment information**

In the years to January 2005 and 2004, Japanese operations accounted for more than 90% of sales in all segments, so the Company has not presented geographical segment information.

**(3) Overseas sales**

In the years to January 31, 2005 and 2004, overseas sales accounted for less than 10% of sales in all segments, so the Company has not presented geographical information.

## 4. Lease transactions

1.Finance leases other than those deemed to transfer ownership

(1) Equivalent acquisition cost, accumulated depreciation and balance at end of year

**Year to January 31, 2005**

*Millions of yen*

| | Acquisition cost equivalent | Accumulated depreciation equivalent | At year end |
|---|---|---|---|
| Buildings and structures | 35,668 | 21,945 | 13,722 |
| Machinery and transportation equipment | 166 | 66 | 99 |
| Tools and fixtures | 6,774 | 4,886 | 1,887 |
| Software | 1,808 | 1,223 | 585 |
| **Total** | **44,417** | **28,122** | **16,294** |

**Year to January 31, 2004**

*Millions of yen*

| | Acquisition cost equivalent | Accumulated depreciation equivalent | At year end |
|---|---|---|---|
| Buildings and structures | 35,332 | 20,861 | 14,471 |
| Machinery and transportation equipment | 178 | 75 | 102 |
| Tools and fixtures | 7,950 | 5,950 | 2,000 |
| Software | 3,189 | 2,299 | 889 |
| **Total** | **46,651** | **29,186** | **17,464** |

(2) Outstanding equivalent amounts under lease commitments at year-end

*Millions of yen*

| | Year to January 31, 2005 | Year to January 31, 2004 |
|---|---|---|
| Within one year | 6,344 | 6,783 |
| More than one year | 10,751 | 11,592 |
| **Total** | **17,095** | **18,375** |

(3) Lease fees, equivalent depreciation amounts and interest payments

*Millions of yen*

| | Year to January 31, 2005 | Year to January 31, 2004 |
|---|---|---|
| Lease fees | 7,346 | 8,374 |
| Depreciation equivalent | 7,198 | 7,912 |
| Interest payments equivalent | 333 | 385 |

(4) Method of calculating depreciation

Calculated by the straight-line method over the lease term of the lease asset assuming zero residual value

(5) Method of calculating interest payments

Calculated by the interest method, whereby the difference between total lease payment and acquisition cost equivalent is distributed in equal installments in each financial year.

2.Operating leases

*Millions of yen*

| | Year to January 31, 2005 | Year to January 31, 2004 |
|---|---|---|
| Within one year | 13 | 9 |
| More than one year | 35 | 52 |
| **Total** | 49 | 61 |

## 5. Securities

1. Marketable debt securities expected to be held to maturity

*Millions of yen*

| | Type | Year to January 31, 2005 Consolidated balance sheet amount | Year to January 31, 2005 Market value | Year to January 31, 2005 Difference | Year to January 31, 2004 Consolidated balance sheet amount | Year to January 31, 2004 Market value | Year to January 31, 2004 Difference |
|---|---|---|---|---|---|---|---|
| Where market value exceeds amount in consolidated balance sheets | (1) National and regional government bonds | 2,148 | 2,149 | 1 | 1,550 | 1,553 | 3 |
| | (2) Notes | 299 | 300 | 0 | 199 | 201 | 1 |
| | Subtotal | 2,448 | 2,450 | 2 | 1,750 | 1,754 | 4 |
| Where market value does not exceed amount in consolidated balance sheets | (1) National and regional government bonds | 499 | 499 | (0) | 1,134 | 1,134 | (0) |
| | (2) Notes | — | — | — | 100 | 99 | (0) |
| | Subtotal | 499 | 499 | (0) | 1,234 | 1,233 | (0) |
| **Total** | | **2,948** | **2,950** | **2** | **2,984** | **2,988** | **3** |

2. Other marketable securities

*Millions of yen*

| | Type | Year to January 31, 2005 Acquisition cost | Year to January 31, 2005 Consolidated balance sheet amount | Year to January 31, 2005 Difference | Year to January 31, 2004 Acquisition cost | Year to January 31, 2004 Consolidated balance sheet amount | Year to January 31, 2004 Difference |
|---|---|---|---|---|---|---|---|
| Where market value exceeds amount in consolidated balance sheets | (1) Equities | 21,357 | 42,537 | 21,180 | 24,707 | 36,985 | 12,277 |
| | (2) Bonds National and regional government bonds | 51,921 | 53,570 | 1,648 | 52,245 | 53,455 | 1,209 |
| | (3) Others | — | — | — | 14 | 14 | 0 |
| | Subtotal | 73,278 | 96,107 | 22,829 | 76,967 | 90,455 | 13,487 |
| Where market value does not exceed amount in consolidated balance sheets | (1) Equities | 11,604 | 10,639 | (965) | 2,652 | 2,073 | (578) |
| | (2) Others | — | — | — | 5 | 4 | (0) |
| | Subtotal | 11,604 | 10,639 | (965) | 2,657 | 2,078 | (578) |
| **Total** | | **84,883** | **106,747** | **21,863** | **79,625** | **92,534** | **12,908** |

3. Other marketable securities sold in year to 2005 and 2004

*Millions of yen*

| Category | Year to January 31, 2005 | Year to January 31, 2004 |
|---|---|---|
| Amount sold | 8,300 | 3,766 |
| Total gain on sales | 4,705 | 514 |
| Total loss on sales | — | 22 |

4. Breakdown of other marketable securities where market valuation is not used and amounts on consolidated balance sheets

*Millions of yen*

| | Consolidated balance sheet amount as of January 31, 2005 | Consolidated balance sheet amount as of January 31, 2004 |
|---|---|---|
| (1) Bonds held to maturity | | |
| Unlisted foreign government bonds | 2,000 | 2,000 |
| (2) Other marketable securities | | |
| Unlisted equities (excluding over-the-counter issues) | 11,509 | 11,521 |
| Preferred securities | 5,999 | 5,999 |

5. Scheduled redemption amounts for other marketable securities with maturities and for bonds expected to be held to maturity.

*Millions of yen*

| | Year to January 31, 2005 | | | |
|---|---|---|---|---|
| | Within one year | More than one year and less than five years | More than five years and less than 10 years | More than 10 years |
| **Bonds** | | | | |
| (1) National and regional government bonds | 1,155 | 1,495 | 50,010 | — |
| (2) Notes | 100 | 200 | — | — |
| (3) Others | — | — | — | 2,000 |
| **Total** | **1,255** | **1,695** | **50,010** | 2,000 |

*Millions of yen*

| | Year to January 31, 2004 | | | |
|---|---|---|---|---|
| | Within one year | More than one year and less than five years | More than five years and less than 10 years | More than 10 years |
| **Bonds** | | | | |
| (1) National and regional government bonds | 2,430 | 247 | 50,010 | — |
| (2) Notes | — | 300 | — | — |
| (3) Others | — | — | 2,000 | — |
| **Total** | **2,430** | **547** | **52,010** | — |

## 6. Contract amounts, market values, and unrealized gains and losses on derivatives transactions

**Interest rate related**

*Millions of yen*

| Transaction type | Year to January 31, 2005 | | | | Year to January 31, 2004 | | | |
|---|---|---|---|---|---|---|---|---|
| | National amount | Portion exceeding one year | Market value | Unrealized gain (loss) | National amount | Portion exceeding one year | Market value | Unrealized gain (loss) |
| Swaps Fixed-rate into variable-rate obligations | 7,500 | — | 28 | 28 | 15,000 | 15,000 | 159 | 159 |
| Variable-rate into fixed-rate obligations | 7,500 | — | 22 | 22 | 15,000 | 15,000 | 69 | 69 |
| **Total** | **15,000** | — | **51** | 51 | **30,000** | **30,000** | **229** | **229** |

Notes

1. Derivatives transactions for which hedge accounting is applied are excluded.

2. The market values of interest rate swaps are calculated based on prices disclosed by financial institutions.

## 7. Accounting treatment of retirement allowances

(1) Overview of Retirement allowance system

The Company and its domestic subsidiaries maintain a confirmed payment framework comprising the employee pension fund system, the approved retirement annuity system, and lump-sum retirement payments.

Following implementation of the Defined Benefits Corporate Pension Law, Sekisui House and selected domestic consolidated subsidiaries received approval from the Minister of Health, Labor and Welfare for a waiver of past obligations with respect to the proxy portion of the Sekisui House Employee Pension Fund on September 1, 2004, and of the Employee Pension Fund of Sekisui Houses affiliated companies on December 1, 2004. For the proxy portion of the Sekisui House Employee Pension Fund, we paid an amount equivalent to the minimum reserve to the national government on December 24, 2004.

(2) Retirement payment obligations

*Millions of yen*

| | | Year to January 31, 2005 | Year to January 31, 2004 |
|---|---|---|---|
| 1. | Retirement payment obligations | (181,761) | (234,012) |
| 2. | Pension fund assets | 141,625 | 170,484 |
| 3. | Unfunded pension obligations (1) + (2) | (40,135) | (63,528) |
| 4. | Unrecognized actuarial difference | 22,771 | 32,217 |
| 5. | Unrecognized past service liabilities | (9,529) | (40,744) |
| 6. | Net amounts on consolidated balance sheets (3) + (4) + (5) | (26,894) | (72,055) |
| 7. | Prepaid pension expenses | 1 | 0 |
| **8.** | **Allowance for retirement payments (6) -(7)** | **(26,896)** | **(72,055)** |

| Year to January 31, 2005 | Year to January 31, 2004 |
|---|---|
| Notes: Some subsidiaries are using simple method to calculate retirement payment obligations. | Notes:<br>1. Disclosure includes substitute portions of employee pension fund. |
| | 2.The monetary equivalent of the proxy of the employees public pension fund recorded at the end of the current fiscal accounting year would be 44,827 million yen, if calculated along Accounting Treatment of Retirement Allowances Guidelines (as outlined by the JICPA committee Report, #13, 44-2). Assuming the entire amount had been returned at the end of the current fiscal consolidated accounting year, an estimated profit of 39,809 million yen would have resulted. |
| | 3. Some subsidiaries are using simple method to calculate retirement payment obligations. |

(3) Retirement payment expenses

*Millions of yen*

| | Year to January 31, 2005 | Year to January 31, 2004 |
|---|---|---|
| 1. Service expense | 10,055 | 10,883 |
| 2. Interest expense | 5,511 | 5,857 |
| 3. Anticipated investment returns | (6,644) | (4,311) |
| 4. Amount charged in line with actuarial calculation differences | 7,396 | 7,581 |
| 5. Charged for past service liabilities | (7,221) | (8,785) |
| **6. Retirement payment expenses (1) + (2) + (3) + (4) + (5)** | **9,098** | **11,225** |
| **7. Gains on the return of employee pension fund** | **(41,901)** | **—** |
| **Total** | **(32,802)** | **11,225** |

| Year to January 31, 2005 | Year to January 31, 2004 |
|---|---|
| Notes:<br>1. Employee contributions to pension fund scheme deducted from service expenses. | Notes:<br>1. Employee contributions to pension fund scheme deducted from service expenses. |
| 2. Retirement payment expenses for consolidated subsidiaries using simple method appropriated as service expense. | 2. Retirement payment expenses for consolidated subsidiaries using simple method appropriated as service expense. |

(4) Bases for calculating retirement payment obligations

| | Year to January 31, 2005 | Year to January 31, 2004 |
|---|---|---|
| 1. Periodical allocation of projected retirement payments | Fixed standard over period | Fixed standard over period |
| 2. Discount rate | 2.5% | 2.5% |
| 3. Anticipated rate of return on plan assets | 4.0% | 3.0% |
| 4. Years over which past service obligations amortized | 5 years<br>Actuarial calculations allocated charge form the subsequent consolidated fiscal year | 5 years<br>Actuarial calculations allocated charge form the subsequent consolidated fiscal year |
| 5. Years over which actuarial calculation differences amortized | 5 years<br>Same as above | 5 years<br>Same as above |

## 8. Tax effect accounting

(1) Main breakdowns of deferred tax assets and liabilities

*Millions of yen*

| | Year to January 31,2005 | Year to January 31,2004 |
|---|---|---|
| **Current portion** | | |
| Deferred tax assets | | |
| Appraisal losses on real estate held for sale | 73,648 | 52,322 |
| Amounts in excess of allowed limit on expenses chargeable to bonus payment reserve | 7,041 | 6,494 |
| Unpaid enterprise tax | 1,740 | 291 |
| Amounts in excess of allowed limit on expenses chargeable to bad debt reserve | 463 | 488 |
| Unrealized gain on inventory | 314 | 293 |
| Losses carried forward for tax purposes | 2 | 13,257 |
| Other | 1,840 | 1,668 |
| **Total deferred tax assets** | **85,051** | **74,816** |
| Deferred tax liabilities | | |
| Other | — | 12 |
| **Total deferred tax liabilities** | **—** | **12** |
| **Net deferred tax assets** | **85,051** | **74,803** |
| **Non-current portion** | | |
| Deferred tax assets | | |
| Amounts in excess of allowed limit on expenses chargeable to retirement benefits allowance | 9,501 | 27,223 |
| Cumulative losses on impairment of assets | 7,684 | — |
| Unrealized gains on fixed assets | 791 | 465 |
| Reserve for directors retirement bonuses | 622 | 585 |
| Amount in excess of allowed limit on expenses chargeable to bad debt reserve | 403 | 447 |
| Other | 974 | 3,099 |
| **Subtotal deferred tax assets** | **19,978** | **31,822** |
| Valuation allowance | (3,510) | — |
| **Total deferred tax assets** | **16,468** | **31,822** |
| Deferred tax liabilities | | |
| Difference in appraisal value of other marketable securities | (8,990) | (5,213) |
| Adjustment of bad debt allowance after eliminating debts and credits | (2) | (4) |
| **Total deferred tax liabilities** | **(8,992)** | **(5,217)** |
| **Total net deferred tax assets** | **7,475** | **26,604** |

## 9. Consolidated per share information

| Year to January 31, 2005 (Feb. 1, 2004 Jan. 31, 2005) | Year to January 31, 2004 (Feb. 1, 2003 –Jan. 31, 2004) |
|---|---|
| Shareholders equity per share 979.40 yen | Shareholder's equity per share 959.96 yen |
| Net income per share 33.80 yen | Net income per share 53.30 yen |
| As no share options exist, no figure is recorded for fully diluted net income per share. | Fully diluted net income per share 51.39 yen |

Note: Net income per share and diluted net income per share for the current fiscal year was calculated on the following basis.

| Millions of yen, except where noted | Year to January 31, 2005 | Year to January 31, 2004 |
|---|---|---|
| Net income | 23,659 | 37,761 |
| Amount not attributable to ordinary shareholders | 469 | 399 |
| Net income attributable to ordinary shares | 23,189 | 37,361 |
| Average number of shares outstanding during period [1,000 shares] | 686,079 | 700,908 |
| Main components of adjustment to net income used in calculating dilution in income per share | | |
| Interest expenses [after deduction of tax equivalents] | – | 306 |
| Adjustment to net income | – | 306 |
| Main components of increase in ordinary shares used in calculating dilution in net income per share [1,000 shares] | | |
| Convertible bonds | – | 32,060 |
| Increase in ordinary shares [1,000 shares] | – | 32,060 |

## 10. Transactions with related parties

No relevant transactions.

## 11. Important events occurring after the settlement of the balance sheet

(Exchange of shares)

Effective February 1, 2005, the company implemented an exchange of shares designed to make Sekiwa Real Estate, Ltd., Sekiwa Real Estate Kansai, Ltd., Sekiwa Real Estate Chubu, Ltd., Sekiwa Real Estate Chugoku, Ltd., Sekiwa Real Estate Kyushu, Ltd. and Sekiwa Real Estate Tohoku, Ltd. wholly owned subsidiaries of the company.

(1) Aim of management integration through exchange of shares

The six Sekiwa Real Estate companies into wholly owned Group subsidiaries, Sekisui House intends to maintain the regional characteristics and independence of each company while at the same time maximizing synergies available under a group structure and growing overall corporate value.

(2) Effective February 1, 2005, we implemented the simplified exchange of shares provided for in Article 358-1 of the Commercial Code. Sekisui House is now completely the parent company of Sekiwa Real Estate, Ltd., Sekiwa Real Estate Kansai, Ltd., Sekiwa Real Estate Chubu, Ltd., Sekiwa Real Estate Chugoku, Ltd., Sekiwa Real Estate Kyushu, Ltd. and Sekiwa Real Estate Tohoku, Ltd.

1. Share exchange ratio

| Company name | Share exchange ratio |
|---|---|
| Sekisui House (Parent company) | 1 |
| Sekiwa Real Estate (Wholly owned subsidiary) | 1.26 |
| Sekiwa Real Estate Kansai (Wholly owned subsidiary) | 0.47 |
| Sekiwa Real Estate Chubu (Wholly owned subsidiary) | 0.63 |
| Sekiwa Real Estate Chugoku (Wholly owned subsidiary) | 0.69 |
| Sekiwa Real Estate Kyushu (Wholly owned subsidiary) | 0.61 |
| Sekiwa Real Estate Tohoku (Wholly owned subsidiary) | 620 |

(Note) Allotment of Shares
1.26 ordinary shares of Sekisui House will be allocated for every share of Sekiwa Real Estate; 0.47 ordinary shares for every share of Sekiwa Real Estate Kansai; 0.63 ordinary shares for every share of Sekiwa Real Estate Chubu; 0.69 ordinary shares for every share of Sekiwa Real Estate Chugoku; 0.61 ordinary shares for every share of Sekiwa Real Estate Kyushu; and 620 ordinary shares for every share of Sekiwa Real Estate Tohoku.

2. Number of new Sekisui House shares to be issued with share exchange

Instead of issuing new shares, 29,284,101 treasury shares held by Sekisui House will be assigned.
No assignment of shares will be made with respect to shares of Sekiwa Real Estate companies held by Sekisui House.

3. Monetary amounts payable for share exchange

There will be no monetary payments for this share exchange.

## 12. Main affiliated companies financial statements

(1) Sekiwa Real Estate, Ltd.

Consolidated Balance Sheet
*Millions of yen*
As of January 31, 2005

| (Assets) | | (Liabilities) | |
|---|---|---|---|
| Current assets | 22,895 | Current liabilities | 10,271 |
| Cash and deposit | 15,662 | Accounts payable | 630 |
| Notes and accounts receivable | 927 | Advance received | 6,682 |
| Marketable securities | 1,235 | Tax payable | 1,048 |
| Inventories | 3,833 | Other current liabilities | 1,910 |
| Deferred tax assets | 723 | Fixed liabilities | 16,092 |
| Other current assets | 637 | Accrued retirement benefits | 586 |
| Less allowance for doubtful accounts | (125) | Custody deposit and guarantee | 15,369 |
| Fixed assets | 17,097 | Other fixed liabilities | 136 |
| Tangible fixed assets | 8,170 | | |
| Buildings and structures | 3,563 | Total liabilities | 26,364 |
| Land | 2,169 | | |
| Other | 2,437 | | |
| Intangible fixed assets | 1,140 | Shareholders' equity | |
| Investments and other assets | 7,785 | Paid-in capital | 1,668 |
| Investment in securities | 441 | Additional paid-in capital | 817 |
| Long-term loans receivable | 876 | Retained earnings | 11,538 |
| Deposit and guarantee | 5,052 | Unrealized holding on securities | 27 |
| Deferred tax assets | 1,328 | Treasury stock | (425) |
| Other investments | 296 | Total shareholders equity | 13,628 |
| Less allowance for doubtful accounts | (210) | Total liabilities and shareholders equity | |
| Total assets | 39,992 | | 39,992 |

Consolidated Statement of Income
*Millions of yen*
February 1, 2004 January 31, 2005

| | |
|---|---|
| Net earnings | 98,307 |
| Cost of earnings | 94,052 |
| Operating income | 4,255 |
| Non-operating income | 74 |
| Other expenses | 31 |
| Recurring income | 4,298 |
| Extraordinary income | 1,186 |
| Extraordinary loss | 3,031 |
| Income before taxes | 2,453 |
| Current income taxes | 1,865 |
| Deferred income taxes | (467) |
| Net income | 1,055 |

Consolidated Statement of Cash Flow
February 1, 2004 January 31, 2005

| | *Millions of yen* |
|---|---|
| 1. Cash flows from operating activities | |
| Income before income taxes | 2,453 |
| Depreciation and amortization | 363 |
| Losses on impairment of assets | 3,004 |
| Gains on the return of employee pension fund | (1,128) |
| Increase in accounts received | (110) |
| Increase in advance receivable | 503 |
| Increase in deposit and guarantee | 1,316 |
| Other | (1,905) |
| Subtotal | 4,497 |
| Interest and dividends received | 35 |
| Income taxes paid | (1,555) |
| Net cash provided by operating activities | 2,977 |
| 2. Cash flows from investing activities | |
| Purchase of property, plant and equipment | (3,671) |
| Purchase of intangible fixed assets | (205) |
| Other | (43) |
| Net cash used in investing activities | (3,920) |
| 3. Cash flows from financing activities | |
| Cash dividends paid | (336) |
| Purchase of treasury stock | (11) |
| Net cash used in financing activities | (347) |
| 4. Net decrease in cash and cash equivalents | (1,291) |
| 5. Cash and cash equivalents at beginning of year | 17,154 |
| 6. Cash and cash equivalents at end of year | 15,862 |

(2) Sekiwa Real Estate Chubu, Ltd.

Consolidated Balance Sheet
*Millions of yen*
As of January 31, 2005

| (Assets) | | (Liabilities) | |
|---|---|---|---|
| Current assets | 15,653 | Current liabilities | 8,180 |
| Cash and deposit | 9,253 | Accounts payable | 487 |
| Accounts receivable | 884 | Advances received | 5,121 |
| Inventories | 4,033 | Tax payable | 538 |
| Deferred tax assets | 1,472 | Other current liabilities | 2,032 |
| Other current assets | 130 | Fixed liabilities | 13,475 |
| Less allowance for doubtful accounts | (119) | Accrued retirement benefits | 220 |
| Fixed assets | 14,519 | Custody deposit and guarantee | 13,173 |
| Tangible fixed assets | 12,164 | Other fixed liabilities | 82 |
| Buildings and structures | 8,214 | Total liabilities | 21,656 |
| Land | 3,661 | | |
| Other | 287 | | |
| Intangible fixed assets | 308 | Shareholders equity | |
| Investments and other assets | 2,045 | Paid-in capital | 1,368 |
| Investment in securities | 438 | Additional paid-in capital | 1,679 |
| Long-term loans receivable | 179 | Retained earnings | 5,357 |
| Deposit and guarantee | 688 | Unrealized holdings loss on securities | 135 |
| Deferred tax assets | 91 | Treasury stock | (24) |
| Other investments | 647 | Total shareholders equity | 8,516 |
| Total assets | 30,172 | Total liabilities and shareholders equity | 30,172 |

Consolidated Statements of Income
*Millions of yen*
February 1, 2004 January 31, 2005

| | |
|---|---|
| Net earnings | 73,882 |
| Cost of earnings | 71,750 |
| Operating income | 2,131 |
| Non-operating income | 36 |
| Other expenses | 41 |
| Recurring income | 2,126 |
| Extraordinary income | 597 |
| Extraordinary loss | 3,129 |
| Loss before taxes | 405 |
| Current income taxes | 879 |
| Deferred income taxes | (1,025) |
| Net loss | 259 |

Consolidated Statement of Cash Flow
February 1, 2004 January 31, 2005

| | *Millions of yen* |
|---|---|
| 1.Cash flows from operating activities | |
| Loss before income taxes | (405) |
| Depreciation and amortization | 538 |
| Losses on impairment assets | 3,014 |
| Increase in accounts receivable | (491) |
| Increase in advance received | 250 |
| Increase in deposit and guarantee | (3,290) |
| Other | (1,991) |
| Subtotal | (2,375) |
| Interests and dividends received | 6 |
| Income taxes paid | (765) |
| Other | (11) |
| Net cash provided by operating activities | (3,146) |
| 2. Cash flows from investing activities | |
| Purchase of property, plant and equipment | (1,588) |
| Purchase of intangible fixed assets | (2) |
| Other | 83 |
| Net cash used in investing activities | (1,507) |
| 3. Cash flows from financing activities | |
| Cash dividends paid | (218) |
| Purchase of treasury stock | (12) |
| Net cash used in financing activities | (231) |
| 4. Net increase in cash equivalents | (4,885) |
| 5. Cash and cash equivalents at beginning of year | 14,138 |
| 6. Cash and cash equivalents at end of year | 9,253 |

(3) Sekiwa Real Estate Kansai, Ltd.

Consolidated Balance Sheet
*Millions of yen*
As of January 31, 2005

| (Assets) | | (Liabilities) | |
|---|---|---|---|
| Current assets | 19,323 | Current liabilities | 5,867 |
| Cash and deposit | 11,486 | Accounts payable | 94 |
| Notes and accounts receivable | 560 | Advances received | 3,965 |
| Inventories | 5,598 | Tax payable | 506 |
| Deferred tax assets | 1,209 | Other current liabilities | 1,300 |
| Other current assets | 575 | Fixed liabilities | 7,698 |
| Less allowance for doubtful accounts | (107) | Accrued retirement benefits | 487 |
| Fixed assets | 14,744 | Custody deposits | 7,047 |
| Tangible fixed assets | 3,922 | Other fixed liabilities | 162 |
| Buildings and structures | 1,744 | Total liabilities | 13,565 |
| Land | 2,034 | | |
| Other | 143 | | |
| Intangible fixed assets | 246 | | |
| Investments and other assets | 10,576 | | |
| Investment in securities | 9 | Shareholders equity | 5,829 |
| Long-term loans receivable | 699 | Paid-in capital | 7,017 |
| Deposit and guarantee | 9,227 | Additional paid-in capital | 8,008 |
| Deferred tax assets | 290 | Treasury stock | (353) |
| Other investments | 349 | Total shareholders equity | 20,502 |
| Total assets | 34,068 | Total liabilities and shareholders equity | 34,068 |

Consolidated Statement of Income
*Millions of yen*
February 1, 2004 January 31, 2005

| | |
|---|---|
| Net earnings | 51,167 |
| Cost of earnings | 49,293 |
| Operatng income | 1,873 |
| Non-operating income | 69 |
| Other expenses | 16 |
| Recurring income | 1,926 |
| Extraordinary income | 984 |
| Extraordinary loss | 2,277 |
| Income before income taxes | 633 |
| Current income taxes | 752 |
| Deferred income taxes | (403) |
| Net income | 284 |

Consolidated Statement of Cash Flow
February 1, 2004 January 31, 2005

| | *Millions of yen* |
|---|---|
| 1. Cash flows from operating activities | |
| Income before income taxes | 633 |
| Depreciation and amortization | 139 |
| Losses on impairment of assets | 2,189 |
| Gains on the return of employee pension fund | (971) |
| Increase in accounts receivable | (205) |
| Increase in advances received | 54 |
| Losses on custody deposit | (605) |
| Other | (2,537) |
| Subtotal | (1,302) |
| Interest and dividends received | 24 |
| Income taxes paid | (506) |
| Net cash provided by operating activities | (1,783) |
| 2. Cash flows from investing activities | |
| Purchase of property, plant and equipment | (101) |
| Purchase of intangible fixed assets | (154) |
| Other | 196 |
| Net cash used in investing activities | (59) |
| 3. Cash flows from financing activities | |
| Cash dividend paid | (255) |
| Purchase of treasury stock | (67) |
| Net cash used in financing activities | (322) |
| 4. Net increase in cash and cash equivalents | (2,165) |
| 5. Cash and cash equivalents at beginning of year | 13,652 |
| 6. Cash and cash equivalents at end of year | 11,486 |

(4) Sekiwa Real Estate Chugoku, Ltd.

Balance Sheet
*Millions of yen*
As of January 31, 2005

| (Assets) | | (Liabilities) | |
|---|---|---|---|
| Current assets | 7,938 | Current liabilities | 2,129 |
| Cash and deposit | 7,415 | Accounts payable | 9 |
| Notes and accounts receivable | 95 | Advance received | 1,062 |
| Inventories | 298 | Tax payable | 191 |
| Deferred tax assets | 87 | Other current liabilities | 865 |
| Other current assets | 49 | Fixed liabilities | 4,286 |
| Less allowance for doubtful accounts | (9) | Accrued retirement benefit | 147 |
| Fixed assets | 1,581 | Custody deposit and guarantee | 4,044 |
| Tangible fixed assets | 1,102 | Other fixed liabilities | 94 |
| Buildings and structures | 576 | Total liabilities | 6,416 |
| Land | 339 | | |
| Other | 186 | | |
| Intangible fixed assets | 68 | Shareholders equity | |
| Investments and other assets | 410 | Paid-in capital | 379 |
| Investment in securities | 79 | Additional paid-in capital | 177 |
| Long-term loans receivable | 84 | Retained earnings | 2,560 |
| Deposit and guarantee | 131 | Unrealized holdings loss on securities | 6 |
| Deferred tax assets | 106 | Treasury stock | (19) |
| Other investments | 9 | Total shareholders equity | 3,103 |
| Total assets | 9,520 | Total liabilities and shareholders equity | 9,520 |

Income Statement
*Millions of yen*
February 1, 2004 January 31, 2005

| | |
|---|---|
| Net earnings | 15,344 |
| Cost of earnings | 14,449 |
| Operating income | 894 |
| Non-operating income | 11 |
| Other expenses | 12 |
| Recurring income | 894 |
| Extraordinary income | 298 |
| Extraordinary loss | 117 |
| Income before income taxes | 1,075 |
| Current income taxes | 386 |
| Deferred income taxes | 94 |
| Net income | 594 |
| Retained earnings brought forward from the preceding business term | 6 |
| Unappropriated retained earnings | 601 |

Consolidated Statement of Cash Flow
February 1, 2004 January 31, 2005

| | Millions of yen |
|---|---|
| 1. Cash flows from operating activities | |
| Income before income taxes | 1,075 |
| Depreciation and amortization | 74 |
| Increase in accounts receivable | 15 |
| Increase in advance received | 104 |
| Increase in deposit and guarantee | 383 |
| Other | (125) |
| Subtotal | 1,529 |
| Interests and dividends received | 5 |
| Income taxes paid | (413) |
| Net cash provided by operating activities | 1,121 |
| 2. Cash flows from investing activities | |
| Purchase of property, plant and equipment | (181) |
| Purchase of intangible fix assets | (56) |
| Other | (26) |
| Net cash used in investing activities | (265) |
| 3. Cash flows from financing activities | |
| Cash dividends paid | (108) |
| Purchase of treasury stock | (10) |
| Net cash used in financing activities | (118) |
| 4. Net increase in cash and cash equivalents | 737 |
| 5. Cash and cash equivalents at beginning of year | 6,678 |
| 6. Cash and cash equivalents at end of year | 7,415 |

(5) Sekiwa Real Estate Kyushu, Ltd.

Balance Sheet
*Millions of yen*
As of January 31, 2005

| (Assets) | | (Liabilities) | |
|---|---|---|---|
| Current assets | 2,611 | Current liabilities | 1,648 |
| Cash and deposits | 972 | Accounts payable | 237 |
| Notes and accounts receivable | 175 | Advance received | 1,165 |
| Inventories | 1,332 | Tax payable | 70 |
| Deferred tax assets | 47 | Other current liabilities | 174 |
| Other current assets | 117 | Fixed liabilities | 2,077 |
| Less allowance for doubtful accounts | (33) | Accrued retirement benefits | 50 |
| Fixed assets | 2,580 | Custody deposit and guarantee | 1,977 |
| Tangible fixed assets | 2,135 | Other fixed liabilities | 49 |
| Buildings and structures | 1,801 | Total liabilities | 3,725 |
| Land | 292 | | |
| Other | 40 | | |
| Intangible fixed assets | 9 | | |
| Investments and other assets | 435 | Shareholders equity | |
| Long-term loans receivable | 5 | Paid-in capital | 263 |
| Deposit and guarantee | 320 | Additional paid-in capital | 94 |
| Deferred tax assets | 97 | Retained earnings | 1,109 |
| Other investments | 11 | Total shareholders equity | 1,467 |
| Total assets | 5,192 | Total liabilities and shareholders equity | 5,192 |

Income Statement
*Millions of yen*
February 1, 2004 January 31, 2005

| | |
|---|---|
| Net earnings | 16,353 |
| Cost of earnings | 16,038 |
| Operating income | 315 |
| Non-operating income | 0 |
| Other expenses | 17 |
| Recurring income | 298 |
| Extraordinary income | 197 |
| Extraordinary loss | 5 |
| Income before taxes | 490 |
| Current income taxes | 175 |
| Deferred income taxes | 39 |
| Net income | 275 |
| Retained earnings brought forward from the proceeding business term | 12 |
| Unappropriated retained earnings | 288 |

Consolidated Statement of Cash Flow
February 1, 2004 January 31, 2005

| | *Millions of yen* |
|---|---|
| 1. Cash flows from operating activities | |
| Income before income taxes | 490 |
| Depreciation and amortization | 18 |
| Increase in accounts receivable | (24) |
| Increase in advance received | 139 |
| Increase in deposit and guarantee | 112 |
| Other | (279) |
| Subtotal | 456 |
| Interest received | 0 |
| Income tax paid | (203) |
| Net cash provided by operating activities | 253 |
| 2. Cash flows from investing activities | |
| Purchase of property, plant and equipment | (1,301) |
| Purchase of intangible fix assets | (2) |
| Other | (2) |
| Net cash used in investing activities | (1,306) |
| 3. Cash flows from financing activities | |
| Cash dividends paid | (61) |
| Net cash used in financing activities | (61) |
| 4. Net increase (decrease) in cash and cash equivalents | (1,114) |
| 5. Cash and cash equivalents at beginning of year | 2,086 |
| 6. Cash and cash equivalents at end of year | 972 |

(6) Sekiwa Real Estate Tohoku, Ltd.

Balance Sheet
*Millions of yen*
As of January 31, 2005

| (Assets) | | (Liabilities) | |
|---|---|---|---|
| Current assets | 8,006 | Current liabilities | 2,424 |
| Cash and deposit | 7,570 | Account payable | 74 |
| Notes and accounts receivable | 136 | Advance received | 1,320 |
| Inventories | 245 | Tax payable | 131 |
| Deferred tax assets | 52 | Other current liabilities | 897 |
| Other current assets | 34 | Fixed liabilities | 4,450 |
| Less allowance for doubtful accounts | (34) | Accrued retirement benefits | 93 |
| Fixed assets | 747 | Custody deposit and guarantee | 4,325 |
| Tangible fixed assets | 538 | Other fixed liabilities | 31 |
| Buildings and structures | 8 | Total liabilities | 6,874 |
| Land | 205 | | |
| Other | 325 | | |
| Intangible fixed assets | 57 | | |
| Investments and other assets | 151 | | |
| Long-term loans receivable | 2 | Shareholders equity | |
| Deposit and guarantee | 37 | Paid-in capital | 200 |
| Deferred tax assets | 107 | Additional paid-in capital | — |
| Other investments | 148 | Retained earnings | 1,679 |
| Less allowance for doubtful accounts | (145) | Total shareholders equity | 1,879 |
| Total assets | 8,753 | Total liabilities and shareholders equity | 8,753 |

Income Statement
*Millions of yen*
February 1, 2004 January 31, 2005

| | |
|---|---|
| Net earnings | 17,776 |
| Cost of earnings | 17,253 |
| Operating income | 523 |
| Non-operating income | 16 |
| Other expenses | 4 |
| Recurring income | 535 |
| Extraordinary income | 242 |
| Extraordinary loss | 0 |
| Income before taxes | 776 |
| Current income taxes | 222 |
| Deferred income taxes | 102 |
| Net income | 452 |
| Retained earnings brought forward from the proceeding business term | 8 |
| Unappropriated retained earnings | 461 |

Since Sekiwa Real Estate Tohoku, Ltd. is not a listed company; cash flow statements are not made public.

# SUMMARY OF FINANCIAL STATEMENTS (Non-consolidated)

**February 1, 2004 January 31, 2005**

**Sekisui House, Ltd.** **March 1, 2005**

Stock code: 1928 Head office:Osaka, Japan Listed exchange: Tokyo, Osaka, Nogoya (First Section)
http://www.sekisuihouse.co.jp Telephone: +816 6440 3111
President & Representative Director: Isami Wada Inquiries: PR Department
Date of the meeting of the board of directors: March 1, 2005 Associate Officer: Hidehiro Yamaguchi
Date of the annual shareholders meeting: April 27, 2005
Interim dividend system: Adopted
Stock trading unit adopted: 1,000 shares per unit

## 1. Business Results

*Please note that numbers less than a million yen are rounded down

### 1) Non-consolidated Business Results

*Millions of yen*

| | Feb. 1, 2004 Jan. 31, 2005 | | Feb. 1, 2003 Jan. 31, 2004 | |
|---|---|---|---|---|
| | | Change % | | Change % |
| Net sales | 1,086,179 | 3.0 | 1,055,027 | 0.2 |
| Operating income | 60,889 | (7.6) | 65,868 | 12.5 |
| Recurring income | 62,439 | (4.8) | 65,554 | 18.0 |
| Net income | 19,492 | (42.0) | 33,580 | 11.2 |
| Net income per share (yen) | 28.19 | | 47.69 | |
| Fully diluted net income per share (yen) | | | 46.02 | |
| Return on equity (%) | 3.1% | | 5.4% | |
| Return on assets (%) | 6.2% | | 6.1% | |
| Recurring income margin (%) | 5.7% | | 6.2% | |

(1) Average number of outstanding shares during the period:
Year ended January 31, 2005 686,079,543 shares Year ended January 31, 2004 700,908,935 shares
(2) Changes to accounting principles Yes
(3) Percentages for net sales, operating income, recurring income, and net income represent year-on-year changes.

### 2) Dividends

| | Dividend per share (yen) | | | Total dividend payments (Millions of yen) | Payout ratio | Total dividend / shareholders equity |
|---|---|---|---|---|---|---|
| | Full-year | First-half | Second-half | | | |
| Year to Jan. 31, 2005 | 18.00 | 9.00 | 9.00 | 12,289 | 63.9% | 2.0% |
| Year to Jan. 31, 2004 | 18.00 | 9.00 | 9.00 | 12,518 | 37.7% | 2.0% |

### 3) Non-consolidated financial position

*Millions of yen*

| | Feb. 1, 2004 Jan. 31, 2005 | Feb. 1, 2003 Jan. 31, 2004 |
|---|---|---|
| Total assets | 988,821 | 1,030,003 |
| Shareholders equity | 625,390 | 630,786 |
| Equity ratio (%) | 63.2% | 61.2% |
| Shareholders equity per share (yen) | 919.45 | 906.85 |

Outstanding shares at end of January 31, 2005 680,010,723 shares At end of January 31, 2004 695,408,643 shares
Number of treasury stocks at end of January 31, 2005 29,374,355 shares At end of January 31, 2004 13,976,435 shares

## 2. Non-consolidated Results Forecast for the Year Ending January 31, 2006

*Millions of yen*

| | Net sales | Recurring income | Net income | Dividend per share (yen) | | |
|---|---|---|---|---|---|---|
| | | | | First-half | Second-half | Full-year |
| Interim | 555,000 | 30,000 | 15,000 | 10.00 | — | — |
| Full year | 1,140,000 | 63,000 | 33,500 | — | 10.00 | 20.00 |

Net income per share 47.38 yen

## NON-CONSOLIDATED BALANCE SHEETS

*Millions of yen*

| | Year to January 31,2005 | Year to January 31,2004 | Difference | |
|---|---|---|---|---|
| **Assets** | 988,821 | 1,030,003 | (41,182) | (4.0) |
| **Current assets** | 622,669 | 583,345 | 39,324 | 6.7 |
| Cash and deposits | 110,650 | 146,998 | | |
| Notes receivable-trade | 628 | 557 | | |
| Accounts receivable-construction | 75,385 | 72,677 | | |
| Accounts receivable-real estate | 3,331 | 4,496 | | |
| Marketable securities | - | 1,398 | | |
| Prepaid expenses for construction in progress | 46,077 | 48,500 | | |
| Buildings for sale | 53,152 | 37,795 | | |
| Land for sale | 196,067 | 169,186 | | |
| Land for sale in process | 43,696 | 17,844 | | |
| Other inventories | 4,537 | 3,720 | | |
| Advance payments | 1,987 | 1,076 | | |
| Prepaid expenses | 4,135 | 4,960 | | |
| Accounts receivable-other | 14,813 | 13,621 | | |
| Deferred income taxes | 66,477 | 58,758 | | |
| Other current assets | 2,830 | 2,962 | | |
| Less allowance for doubtful accounts | (1,103) | (1,207) | | |
| **Fixed Assets** | 366,151 | 446,657 | (80,506) | (18.0) |
| **Tangible fixed assets** | 142,867 | 211,689 | (68,822) | (32.5) |
| Buildings | 60,646 | 91,789 | | |
| Structures | 4,273 | 4,680 | | |
| Machinery and equipment | 10,201 | 10,952 | | |
| Vehicles and delivery equipment | 162 | 151 | | |
| Tools and equipment | 3,925 | 3,638 | | |
| Land | 61,559 | 99,886 | | |
| Constructions in progress | 2,096 | 590 | | |
| **Intangible fixed assets** | 3,925 | 8,203 | (4,278) | (52.2) |
| Lease rights | 1,605 | 5,883 | | |
| Software | 1,599 | 1,599 | | |
| Utility rights | 24 | 30 | | |
| Telephone subscription rights | 696 | 690 | | |
| **Investments** | 219,359 | 226,764 | (7,405) | (3.3) |
| Investment in securities | 112,793 | 102,337 | | |
| Investment in subsidiaries and partnership | 26,563 | 20,815 | | |
| Long-term loans receivable | 74,479 | 78,578 | | |
| Long-term prepaid expenses | 740 | 781 | | |
| Deposit and guaranty | 12,400 | 12,650 | | |
| Deferred income taxes | 14,330 | 33,190 | | |
| Other investments and other assets | 5,408 | 5,428 | | |
| Reserve for losses from investments in subsidiaries | (682) | (682) | | |
| Less allowance for doubtful accounts | (26,675) | (26,336) | | |
| **Total** | 988,821 | 1,030,003 | (41,182) | (4.0) |

*Millions of yen*

| | Year to January 31, 2005 | Year to January 31, 2004 | Difference | |
|---|---|---|---|---|
| **Liabilities** | **363,431** | **399,216** | **(35,785)** | **(9.0)** |
| **Current Liabilities** | **328,183** | **293,349** | **34,834** | **11.9** |
| Notes payable-trade | 59,736 | 62,844 | | |
| Accounts payable-trade | 39,144 | 33,700 | | |
| Accounts payable-construction | 52,085 | 45,542 | | |
| Current portion of notes | 30,000 | 10,000 | | |
| Current portion of long-term loans | — | 20,001 | | |
| Accounts payable-other | 6,792 | 4,373 | | |
| Accrued expenses | 12,094 | 12,155 | | |
| Corporate tax payable | 14,719 | 665 | | |
| Consumption tax payable | 6,422 | 6,473 | | |
| Advances received-construction | 62,059 | 54,361 | | |
| Advance received-other | 4,901 | 6,327 | | |
| Reserve for bonuses | 14,262 | 15,552 | | |
| Reserve for warranty on completed works | 1,896 | 968 | | |
| Other current liabilities | 24,067 | 20,386 | | |
| **Long term liabilities** | **35,248** | **105,866** | **(70,618)** | **(66.7)** |
| Notes | — | 30,000 | | |
| Long term debt | — | 2 | | |
| Accrued retirement benefits | 24,090 | 64,812 | | |
| Reserve for retirement benefits for retiring directors, executive officers and corporate auditors | 708 | 877 | | |
| Reserve for Japan Expo expenses | 175 | 105 | | |
| Deposits and guaranty received | 9,131 | 9,242 | | |
| Other long term liabilities | 1,142 | 826 | | |
| **Shareholders Equity** | **625,390** | **630,786** | **(5,396)** | **(0.9)** |
| **Paid-in capital** | **186,554** | **186,554** | **—** | **—** |
| **Capital surplus** | **237,524** | **237,523** | **1** | **0.0** |
| Capital reserve | 237,522 | 237,522 | | |
| Other capital surplus | 2 | 0 | | |
| **Retained earnings** | **218,634** | **211,725** | **6,909** | **3.3** |
| Legal reserve | 23,128 | 23,128 | | |
| Reserve for dividends | 13,000 | 13,000 | | |
| General reserve | 162,300 | 141,300 | | |
| Unappropriated retained earnings | 20,205 | 34,296 | | |
| **Net income** | **19,492** | **33,580** | | |
| **Net unrealized holding gain (loss) on securities** | **13,217** | **7,600** | **5,617** | **73.9** |
| **Less treasury stock, at cost** | **(30,540)** | **(12,616)** | **(17,924)** | **—** |
| **Total** | **988,821** | **1,030,003** | **(41,182)** | **(4.0)** |

## NON-CONSOLIDATED STATEMENTS OF INCOME

| | Feb. 1, 2004 Jan. 31, 2005 | | Feb. 1, 2003 Jan. 31, 2004 | | Difference | |
|---|---|---|---|---|---|---|
| | Millions of yen | % | Millions of yen | % | Millions of yen | % |
| **Net sales** | 1,086,179 | 100.0 | 1,055,027 | 100.0 | 31,152 | 3.0 |
| Construction | 900,368 | 82.9 | 916,355 | 86.9 | | |
| Real estate | 185,810 | 17.1 | 138,671 | 13.1 | | |
| **Cost of sales** | 860,022 | 79.2 | 829,289 | 78.6 | 30,733 | 3.7 |
| Construction | 695,148 | 77.2 | 702,880 | 76.7 | | |
| Real estate | 164,873 | 88.7 | 126,409 | 91.2 | | |
| **Gross profit on sales** | 226,157 | 20.8 | 225,737 | 21.4 | 420 | 0.2 |
| Total gross profit from construction | 205,220 | 22.8 | 213,475 | 23.3 | | |
| Total gross profit from sales of real estate | 20,937 | 11.3 | 12,262 | 8.8 | | |
| **Selling, general and administrative expenses** | 165,267 | 15.2 | 159,869 | 15.2 | 5,398 | 3.4 |
| **Operating income** | 60,889 | 5.6 | 65,868 | 6.2 | (4,979) | (7.6) |
| **Non-operating income** | 5,942 | 0.5 | 5,389 | 0.5 | 553 | 10.3 |
| Interest received | 4,101 | | 3,791 | | | |
| Other income | 1,841 | | 1,597 | | | |
| **Non-operating expense** | 4,393 | 0.4 | 5,702 | 0.5 | (1,309) | (23.0) |
| Interest paid | 66 | | 316 | | | |
| Interest on bonds | 468 | | 1,330 | | | |
| Other expenses | 3,858 | | 4,055 | | | |
| **Recurring income** | 62,439 | 5.7 | 65,554 | 6.2 | (3,115) | (4.8) |
| **Extraordinary income** | 42,373 | 3.9 | 491 | 0.0 | 41,882 | – |
| Gains on the return of employee pension fund | 37,668 | | – | | | |
| Gain on sales of investment securities | 4,705 | | 491 | | | |
| **Extraordinary loss** | 63,113 | 5.8 | 4,054 | 0.3 | 59,059 | – |
| Losses on impairment of assets | 51,144 | | – | | | |
| Loss from sales or disposal of fixed assets | 5,566 | | 1,051 | | | |
| Loss on revaluation of land held for sale | 3,569 | | 2,988 | | | |
| Loss from devaluation of investment in securities | 1,579 | | 14 | | | |
| Other | 1,254 | | – | | | |
| **Income before taxes** | 41,699 | 3.8 | 61,991 | 5.9 | (20,292) | (32.7) |
| Income taxes (except enterprise tax) | 14,873 | 1.3 | 434 | 0.0 | 14,439 | – |
| Deferred income taxes | 7,334 | 0.7 | 27,977 | 2.7 | (20,643) | (73.8) |
| **Net income (loss)** | 19,492 | 1.8 | 33,580 | 3.2 | (14,088) | (42.0) |
| Retained earning brought forward from the preceding business term | 6,881 | | 6,975 | | | |
| Interim dividends | 6,168 | | 6,259 | | | |
| **Unappropriated retained earnings** | 20,205 | | 34,296 | | | |

### 3. Planned appropriation of earnings

*Millions of yen*

| | Feb. 1, 2004 Jan. 31, 2005 | | Feb. 1, 2003 Jan. 31, 2004 | |
|---|---|---|---|---|
| Unappropriated earnings (losses) for the period | | 20,205 | | 34,296 |
| **Total** | | **20,205** | | **34,296** |
| **Planned utilization is as follows:** | | | | |
| Dividend to shareholders | 6,120 | | 6,258 | |
| | Ordinary dividend = 9 yen | | Ordinary dividend = 9 yen | |
| Directors bonus | 154 | | 156 | |
| | Directors portion =136 | | Directors portion =142 | |
| | Auditors portion = 18 | | Auditors portion = 14 | |
| Accumulated dividend reserve | 2,000 | | — | |
| Contingency reserve | | | 21,000 | |
| **Total appropriations** | | 8,274 | | 27,414 |
| **Retained earnings for the period** | | **11,931** | | **6,881** |

## Summary of Significant Accounting Policies

**1. Basis and method of valuation of marketable securities:**

(i) Debt securities expected to be held to maturity: Amortized cost (straight-line) method

(ii) Shares held in subsidiaries or affiliated companies: At cost based on moving average method

(iii) Other marketable securities:

Stocks with market value:

Based on closing market price on the last day of period (Valuation gains and losses resulting are calculated by the full capital costing method; cost of disposal is calculated by the moving average method)

Stocks with no available market value:

At cost based on the moving average method

**2. Basis and method of valuation of derivatives:** Market value method

**3. Basis and method of valuation of inventories:**

(i) Expenditure on uncompleted construction, buildings for sale, land for sale, and uncompleted land held for sale: At cost based on individual cost method

(ii) Other inventory: At cost based on moving average method.

**4. Depreciation of fixed assets:**

(i) Tangible fixed assets: The Company applies the straight-line method to buildings (excluding attached structures), and to other tangible assets applies the declining balance method. Expected life of assets is calculated to standards in accordance with corporate tax regulations.

(ii) Intangible fixed assets: The Company applies the straight-line method to intangible fixed assets. Expected life of assets is calculated to standards in accordance with corporate tax regulations, except for company-use software, which is straight-line depreciated over its expected useful life of five years.

**5. Basis for converting foreign currency-denominated assets and liabilities into yen:**

For foreign currency-denominated monetary claims and debts, the Company converts into yen at the rates of exchange prevailing on the consolidated balance sheet date. Translation differences are included in the statements of income.

**6. Basis for accounting for allowances:**

(i) Allowance for doubtful accounts:

The Company makes provisions for general debtors based on actual historical collection rates and for specific debtors where collection is doubtful based on estimates of the amount collectible.

(ii) Allowance for appraisal losses on investment in related companies:

Potential losses on investment in related companies are prepared for by recording their value after taking into consideration the composition of the assets.

(iii) Allowance for bonuses:

To prepare for bonus payments to employees, the Company provides for the estimated appropriate amount in that financial period.

(iv) Allowance for compensation payments on completed works:

Provisions for losses and guarantee expenses due to post-completion defects are recorded based on historical repair and other costs arising from completed structures and detached housing.

(Change of accounting method)

Previously, guarantee reserves to cover post-completion losses and guarantee expenses were calculated for the fiscal year as 1/1000$^{th}$ of housing business sales in the preceding 12 months for which guarantees applied, and 1/1000$^{th}$ of the buildings portion of real estate sales. From the current fiscal year onwards, however, such reserves are being calculated on the basis of actual historical costs. This change is because, as the Company has strived to increase customer satisfaction with repair and inspection information, it has become possible to efficiently estimate repair service expenses, and in turn to record provisions in this manner for greater clarity in the financial statements.

Consequently, Gross profit, Operating income, Recurring income and Income before tax has decreased by 924 million yen respectively.

(v) Allowance for employee retirement:

To prepare for future retirement payments to employees, the Company makes provisions in the amount accrued at the end of the relevant consolidated fiscal year based on the estimated total retirement obligations and pension assets. To account for differences in actuarial calculations, the Company recognizes those differences through straight-line depreciation over 5 years, expensing them in the year following such recognition. Differences arising in respect of past service obligations are calculated over 5 years by the straight-line method and expensed in the year in which they arise.

**(Additional information)**

Details of return of portion of employee pension plan

Following implementation of the Defined Benefits Corporate Pension Law, Sekisui House and selected domestic consolidated subsidiaries received approval from the Minister of Health, Labor and Welfare for a waiver of past obligations with respect to the proxy portion of the Sekisui House Employee Pension Fund on September 1, 2004, and of the Employee Pension Fund of Sekisui House s affiliated companies on December 1, 2004. For the proxy portion of the Sekisui House Employee Pension Fund, we paid an amount equivalent to the minimum reserve to the national government.

This has led to the posting of an extraordinary income of 37,668 million yen during this consolidated fiscal year.

(vi) Allowance for retirement benefit to directors, executive officers and corporate auditors:

To allow for retirement bonus payments to directors, executive officers and corporate auditors, the Company provides the required amounts at the end of the fiscal based on internal regulations.

(f) Allowance for exhibition at Japan International Expo:

To allow for expenses to be incurred at the Japan International Expo, the Company has provided an appropriate amount in the fiscal year.

## 7. Accounting for lease transaction:

Finance leases other than those deemed to transfer ownership of the leased assets to the lessee are accounted for by a method similar to that applicable to ordinary operating leases.

## 8. Main hedge accounting methods:

(i) Hedge accounting methods:

The Company uses deferred hedging, except where for foreign currency swap contracts allocation requirements are met in which case the allocation method is used.

(ii) Hedging instruments and targets:

The Company hedges bonds that fund operations using interest rate swaps.

The Company hedges foreign currency cash debts and forward transactions with exchange contracts.

(iii) Hedging policies:

The Company uses derivatives transactions with the aim of avoiding losses from fluctuations in exchange and interest rates etc. The use of exchange contracts does not exceed the amount of import transactions. Furthermore, the notional principal of interest rate swap transactions is limited to the total of debt used to fund operations and interest-bearing debt.

(iv) Methods of assessing hedge effectiveness:

The Company compares cumulative cash flow variations for hedge targets and hedge methods with market fluctuations and assesses the effectiveness of hedges based on the amounts of variation in both cases. However, for forward exchange contract transactions the Company does not assess the effectiveness of hedging where the main conditions match with regard to the relevant transactions and hedge targets, and where the cash flow is fixed.

## 9. Basic of presentation of financial statements

Accounting for consumption taxes

The tax exclusion method is used to account for consumption taxes. Consumption taxes subject to deductions are expensed in the consolidated fiscal year in which they arise.

[Changes to accounting principles]

**Accounting standards for impairment of fixed assets**

The Accounting standards for impairment of fixed assets ( Opinions on Accounting Standards for Impairment of Fixed Assets, Business Accounting Council, August 9, 2002) and Guidance for Impairment of Fixed Assets (Accounting Standards Board of Japan, October 31, 2003, Guidance for Business Accounting Standards No. 6) may be applied to consolidated financial statements beginning with the current consolidated fiscal year in progress. Therefore, we have applied the above cited accounting standards and guidance. This has led to the posting of an extraordinary loss of 51,144 million yen during this non-consolidated fiscal year. Note that the accumulated amount of impaired losses has been deducted directly from the corresponding assets in accordance with the revised rules of Financial Statements and regulations on non-consolidated financial statements.

## Notes to Balance Sheet and Income Statement (Non-consolidated)

### 1. Notes to non-consolidated balance sheet

Millions of yen

| | Year to January 31, 2005 | Year to January 31, 2004 |
|---|---|---|
| Accumulated depreciation of fixed assets | 123,199 | 133,981 |
| Collateralized assets | 6,449 | 27,855 |
| Liabilities guaranteed | 66,748 | 57,897 |
| Interest bearing liabilities | 30,000 | 60,003 |
| Treasury stock | 29,374,355 shares | 13,976,435 shares |

Change in the purpose of fixed asset holdings

31,750 million yen of investment real estate that appeared under Buildings, Structures, and Land at the end of the previous fiscal year has been reclassified as Buildings for Sale and Land for Sale.

### 2. Notes to non-consolidated income statement

Millions of yen

| | Year to January 31, 2005 | Year to January 31, 2004 |
|---|---|---|
| (1) Depreciation | 9,424 | 9,362 |

(2) Losses on impairment of assets

During the fiscal year under review, the Company reported losses on impairment of the following assets.

| Application | Type | Location |
|---|---|---|
| Investment property | Buildings, land, etc. | Higashinada-ku, Kobe, etc. |

The Company grouped investment properties individually and other assets by business unit, which it believed would allow it a reasonable management of profits and losses. Nevertheless, between the steady decline in land prices and a sluggish rental market, the market value of certain investment properties has fallen sharply. The Company reduced the book value of those properties to recoverable amounts, and posted said reduction as a loss on impairment of assets (51,144 million yen).

(Losses on impairment of assets)

| Type | Millions of yen |
|---|---|
| Buildings | 17,685 |
| Land | 33,173 |
| Other | 285 |
| Total | 51,144 |

Note that the recoverable value of the aforementioned assets is the higher of either the net sale value or the value in use. The net sale value is the estimated value (calculated according to the Real Estate Appraisal Standard) minus the estimated cost of disposal. The value in use is calculated discounting estimated future cash flow at 5%-6%.

### 3. Lease transactions

(1) Finance leases other than those deemed to transfer ownership

(i) Lease acquisition cost equivalent, accumulated depreciation equivalent & end of period equivalent value

Millions of yen

| Year to January 31, 2005 | Acquisition cost equivalent | Accumulated depreciation equivalent | At year end |
|---|---|---|---|
| Buildings | 35,659 | 21,945 | 13,713 |
| Vehicles & transport equipment | 55 | 25 | 30 |
| Machinery & equipment | 6,184 | 4,587 | 1,596 |
| Software | 1,125 | 752 | 373 |
| Total | 43,024 | 27,310 | 15,714 |

*Millions of yen*

| Year to January 31, 2004 | Acquisition cost equivalent | Accumulated depreciation equivalent | At year end |
|---|---|---|---|
| Buildings | 35,327 | 20,857 | 14,469 |
| Vehicles& transport equipment | 55 | 14 | 40 |
| Machinery & equipment | 7,127 | 5,476 | 1,651 |
| Software | 1,957 | 1,479 | 478 |
| **Total** | **44,468** | **27,827** | **16,640** |

(ii) Outstanding amounts under lease commitments at end of period

*Millions of yen*

| | Year to January 31, 2005 | Year to January 31, 2004 |
|---|---|---|
| Within one year | 6,087 | 6,449 |
| More than one year | 10,395 | 11,075 |
| **Total** | **16,482** | **17,525** |

(iii) Lease payments, depreciation equivalents and interest payment equivalents

*Millions of yen*

| | Year to January 31, 2005 | Year to January 31, 2004 |
|---|---|---|
| Lease fees | 6,956 | 7,960 |
| Depreciation equivalent | 6,840 | 7,523 |
| Interest payments equivalent | 309 | 365 |

(iv) Method of calculating depreciation

Calculated by the straight-line method over the lease term of the lease asset assuming zero residual value.

(v) Method of calculating interest payments

Calculated by the interest method, whereby the difference between total lease payment and acquisition cost equivalent is distributed in equal installments each financial year.

(2) Operating leases

*Millions of yen*

| Outstanding lease commitments: | Year to January 31, 2005 | Year to January 31, 2004 |
|---|---|---|
| Within one year | 9 | 9 |
| More than one year | 19 | 52 |
| **Total** | **29** | **61** |

**4. Marketable securities**

Shares of subsidiaries and affiliates where a market price is available

*Millions of yen*

| | Year to January 31, 2005 | | | Year to January 31, 2004 | | |
|---|---|---|---|---|---|---|
| | Balance sheet amount | Market value | Difference | Balance sheet amount | Market value | Difference |
| Subsidiaries | — | — | — | 3,973 | 20,076 | 16,102 |
| Affiliates | 708 | 853 | 144 | — | — | — |

## 5. Deferred income taxes

(1) Significant components of deferred tax assets and liabilities

*Millions of yen*

| | Year to January 31, 2005 | Year to January 31, 2004 |
|---|---|---|
| **Current portion** | | |
| Deferred tax assets | | |
| Appraisal losses on real estate for sale | 57,475 | 38,248 |
| Tax losses carried forward | — | 13,175 |
| Amounts in excess of allowed limit on expenses chargeable to bonus payment reserve | 5,762 | 5,556 |
| Unpaid enterprise tax | 1,320 | — |
| Accrued warranty on completed works | 765 | 340 |
| Unpaid social premium | 645 | 713 |
| Other | 507 | 725 |
| **Total deferred tax liabilities** | 66,477 | 58,758 |
| **Long-term portion** | | |
| Amounts in excess of allowed limit on expenses chargeable to allowance for bad debts | 10,714 | 10,539 |
| Amounts in excess of allowed limit on expenses chargeable to retirement allowance reserve | 8,430 | 24,441 |
| Cumulative losses on impairment of assets | 6,387 | — |
| Special retirement allowance reserve for directors | 223 | 357 |
| Other | 974 | 3,005 |
| **Subtotal deferred tax assets** | 26,730 | 38,343 |
| Valuation allowance | (3,439) | — |
| **Total deferred tax assets** | 23,290 | 38,343 |
| Deferred tax liabilities | | |
| Net appraisal gains on other marketable securities | (8,959) | (5,152) |
| **Total deferred tax liabilities** | (8,959) | (5,152) |
| **Net deferred tax assets** | 14,330 | 33,190 |

## 6. Non-consolidated per share information

| Year to January 31, 2005 (Feb. 1, 2004 -Jan 31, 2005) | Year to January 31, 2004 (Feb. 1, 2003 -Jan. 31, 2004) |
|---|---|
| Shareholder's equity per share 919.45 yen | Shareholders equity per share 906.85 yen |
| Net income per share 28.19 yen | Net income per share 47.69 yen |
| As no share options exist, no figure is recorded for fully diluted net income per share. | Fully diluted net income per share 46.02 yen |

Note: Net income per share and diluted net income per share for the current fiscal year was calculated on the following basis.

| *Millions of yen, except where noted* | Year to January 31, 2005 | Year to January 31, 2004 |
|---|---|---|
| Net income recorded on statements of income | 19,492 | 33,580 |
| Amount not attributable to ordinary shareholders | 154 | 156 |
| Net income attributable to ordinary shares | 19,338 | 33,424 |
| Average number of shares outstanding during period [1,000 shares] | 686,079 | 700,908 |
| Main components of adjustment to net income used in calculating dilution in income per share | | |
| Interest expenses [after deduction of tax equivalents] | – | 306 |
| Adjustment to net income | – | 306 |
| Main components of increase in ordinary shares used in calculating dilution in net income per share [1,000 shares] | | |
| Convertible bonds | – | 32,060 |
| Increase in ordinary shares [1,000 shares] | – | 32,060 |

## 7. Important events occurring after the settlement of the balance sheet

[Exchange of shares]

Effective February 1, 2005, the company implemented an exchange of shares designed to make Sekiwa Real Estate, Ltd., Sekiwa Real Estate Kansai, Ltd., Sekiwa Real Estate Chubu, Ltd., Sekiwa Real Estate Chugoku, Ltd., Sekiwa Real Estate Kyushu, Ltd. and Sekiwa Real Estate Tohoku, Ltd. wholly owned subsidiaries of the company.

With this, the company will allocate 29,284,101 shares of its treasury stock, and treasury stock decilined by 30,446 million yen, retained earnings decreased by 8,826 and capital reserves have increased by 4,785 million yen.

(1) Aim of management integration through exchange of shares

The six Sekiwa Real Estate companies into wholly owned Group subsidiaries, Sekisui House intends to maintain the regional characteristics and independence of each company while at the same time maximizing synergies available under a group structure and growing overall corporate value.

(2) Effective February 1, 2005, we implemented the simplified exchange of shares provided for in Article 358-1 of the Commercial Code. Sekisui House is now completely the parent company of Sekiwa Real Estate, Ltd., Sekiwa Real Estate Kansai, Ltd., Sekiwa Real Estate Chubu, Ltd., Sekiwa Real Estate Chugoku, Ltd., Sekiwa Real Estate Kyushu, Ltd. and Sekiwa Real Estate Tohoku, Ltd.

1. Share exchange ratio

| Company name | Share exchange ratio |
|---|---|
| Sekisui House (Parent company) | 1 |
| Sekiwa Real Estate (Wholly owned subsidiary) | 1.26 |
| Sekiwa Real Estate Kansai (Wholly owned subsidiary) | 0.47 |
| Sekiwa Real Estate Chubu (Wholly owned subsidiary) | 0.63 |
| Sekiwa Real Estate Chugoku (Wholly owned subsidiary) | 0.69 |
| Sekiwa Real Estate Kyushu (Wholly owned subsidiary) | 0.61 |
| Sekiwa Real Estate Tohoku (Wholly owned subsidiary) | 620 |

(Note) Allotment of Shares

1.26 ordinary shares of Sekisui House will be allocated for every share of Sekiwa Real Estate; 0.47 ordinary shares for every share of Sekiwa Real Estate Kansai; 0.63 ordinary shares for every share of Sekiwa Real Estate Chubu; 0.69 ordinary shares for every share of Sekiwa Real Estate Chugoku; 0.61 ordinary shares for every share of Sekiwa Real Estate Kyushu; and 620 ordinary shares for every share of Sekiwa Real Estate Tohoku.

2. Number of new Sekisui House shares to be issued with share exchange

Instead of issuing new shares, 29,284,101 treasury shares held by Sekisui House will be assigned.

No assignment of shares will be made with respect to shares of Sekiwa Real Estate companies held by Sekisui House.

3. Monetary amounts payable for share exchange

There will be no monetary payments for this share exchange.

[Sekisui House to separate remodeling operations]

Effective February 1, 2005, the Company split off its remodeling operations, passing them to Sekisui House Remodeling, Ltd., a wholly owned subsidiary of the Company.

(1) Purpose of separation

Sekisui House has been expanding its sales bases and increasing personnel as part of measures to strengthen its remodeling operations. However, in order to promote future expansion and reinforcement of this business area, management believes it is necessary to take steps such as clarify responsibilities, improving speed on decision-making, and developing a personal system more closely aligned with the business structure.

(2) Schedule

| | |
|---|---|
| Date of separation | February 1, 2005 |
| Registration of separation | February 1, 2005 |

(3) Separation method

Sekisui House will effect a simple corporation separation, and Sekisui House Remodeling will be the company that succeeds business by separation.

(4) Outline of succeeding business

| | Sekisui House Remodeling, Ltd. |
|---|---|
| Business activities | Operation related to the contract, design and construction of housing remodeling |
| Date of establishment | September 17, 2004 |
| Head office | 1-1-90 Oyodonaka Kita-ku, Osaka |
| Representative | Tetsuhiro Kamae, President |
| Paid-in capital | 100 million yen |
| Total outstanding shares | 2,000 shares |
| Fiscal year end | January 31 |

(5) Status of assets and liabilities acquired, etc.

| | *Millions of yen* | | *Millions of yen* |
|---|---|---|---|
| (Assets) | | (Liabilities) | |
| 1 Current Asset | 3,914 | 1 Current Liabilities | 3,170 |
| 2 Fixed Asset | 210 | 2 Long term Liabilities | 4 |
| | | Total Liabilities | 3,175 |
| | | Balance of net assets | 949 |
| Total Assets | 4,124 | | |

Exemption No.82-5129



News Release

# Introduction of Shareholder Special Benefit Program

**Osaka, March 1, 2005** - At a board meeting held today, Sekisui House, Ltd. decided to introduce a shareholder special benefit program. As part of measures to improve shareholder satisfaction based on the medium-term management vision of the Sekisui House Group, the program is aimed at making the Company's shares sufficiently attractive to motivate shareholders to retain them over longer periods.

Under the program, the Company's shareholders can accumulate special benefit points relative to the shareholding period, and can use their point's totals to qualify for proportionate discounts on transactions with Sekisui House Group companies. The details are as follows:

## 1. Objective

The objective of this program is to increase the attractiveness of the Company's shares by awarding its shareholders special benefit points according to the number of shares held and the shareholding period. Accumulated points can be used to obtain discounts on transactions with Sekisui House Group companies.

## 2. Target shareholders

Shareholders listed or registered in the list of shareholders, etc. as of January 31 (fiscal year-end) and as of July 31 (1st half year-end), every year

## 3. Implementation schedule

Shareholders listed or registered in the list of shareholders, etc. as of January 31, 2005 and thereafter are eligible for the program, and points can be applied from the date on which they are awarded.

Points will be awarded on April 30, 2005 to shareholders who were entered or registered in the list of shareholders, etc. as of January 31, 2005. Those entered or registered as of July 31, 2005 will receive their initial points allocation on September 30, 2005. Subsequently, points will be awarded every six months based on the same rule.

## 4. Conditions for allocation of points

1. Content

Stockholders holding 100 or more shares will receive one point per 100 shares in each half-year period.

However, a ceiling has been set of 100 points per half-year period for those holding 10,000 or more shares.

2. Validity period

Points become effective as of the date on which they are awarded to the shareholder, and will remain in effect until the day before the 5th anniversary date of allocation.


SEKISUI HOUSE

## 5. How to use points

If the shareholder makes an application to use his/her points in advance of the closing of a contract for the transaction for which the points will be used, and the contract is closed at a discount price, points used will be deducted from the shareholder's total accumulated points. Shareholders can take advantage of this benefit as many times as they wish, as long as they have sufficient applicable points.

## 6. Transactions to which special benefit points are applicable

Special benefit points can be used to obtain a discount on a building construction contract or on any other transaction with the Company, or with any of the companies specified under corporate bylaws as a member of the Sekisui House Group. However, there are some restrictions, including limitations on the types of transactions to which points are applicable, and ceilings on discount rates.

〔Terms and conditions for applying points to a building construction contract〕

| Type of transaction | Maximum discount | Conversion per point |
|---|---|---|
| Construction of a new-detached house or condominium built of materials shipped from the Company's factories, including exterior and demolition work specified in the contract package. | 5% off the regular contract price (excluding consumption tax) | 20,000 yen |
| Construction of a new building other than the above, e.g. RC building | 3% off the regular contract price (excluding consumption tax) | |
| Remodeling work to the contract value of 500,000 yen or more (including exterior and demolition work, etc.)<br>*Orders for remodeling work can only be accepted on buildings constructed and/or sold by a member company of the Sekisui House Group. | | |

〔Terms and conditions for applying points to a real estate sales contract〕

| Type of transaction | Maximum discount | Conversion per point |
|---|---|---|
| Real estate sale contract for a condominium or built-for-sale house* | 3% off the selling price of the building portion (excluding consumption tax) | 20,000 yen |

*Points are not applicable to any land sale contract.

〔Terms and conditions for applying points to a real estate intermediary contract〕

| Type of transaction | Maximum discount | Conversion per point |
|---|---|---|
| Commission on a real estate sale or replacement intermediary (or agency) contract* | 30% off the intermediary commission (excluding consumption tax) | 5,000 yen |

*Points are not applicable to any real estate rental intermediary or agency contract.


SEKISUI HOUSE

〔Terms and conditions for applying points to a building rental contract〕

| Type of transaction | Maximum discount | Conversion per point |
|---|---|---|
| Initial rent for a building rental contract* | Amount equivalent to the first month's rent | 2,000 yen |

*In order to utilize his/her points, the shareholder must sign a contract directly with the company that is leasing the building.

**7. Restrictions, etc. on using points**

- Points cannot be used in combination with any other discount programs, and are only valid if the contract is made under the name of the shareholder.
- Points may not be inherited, transferred, lent or pledged.

* * *

**For further information, please contact:**

Mr. Hidehiro Yamaguchi
Head of Public Relations Department
Sekisui House, Ltd.
Tel: 06-6440-3021 Fax: 06-6440-3331
Email: info-ir@gz.sekisuihouse.co.jp